Exhibit 99.16

NOTICE OF ANNUAL MEETING

OF SHAREHOLDERS TO BE HELD ON

WEDNESDAY, MAY 16, 2018

AND

MANAGEMENT PROXY CIRCULAR

April 11, 2018

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Theratechnologies Inc. (the “Corporation”):

NOTICE IS HEREBY GIVEN that an annual meeting of shareholders (the “Meeting”) of the Corporation will be held at the McCord Museum, 690 Sherbrooke Street West, Montreal, Québec, on Wednesday, May 16, 2018 at 10:00 a.m. (Eastern Time) for the following purposes:

(1)	to receive the consolidated financial statements for the fiscal year ended November 30, 2017, as well as the auditors’ report thereon;

(2)	to elect directors for the ensuing year;

(3)	to appoint auditors for the ensuing year and authorize the directors to set their compensation; and

(4)	to transact such other business as may properly come before the Meeting.

Only persons registered as shareholders on the records of the Corporation as of the close of business on April 11, 2018 are entitled to receive notice of, and to vote or act at, the Meeting. No person who becomes a shareholder after such date will be entitled to vote or act at the Meeting or any adjournment thereof.

A shareholder who is unable to attend the Meeting in person may appoint another person (who need not be a shareholder of the Corporation) to represent him or her at the Meeting by completing the enclosed form of proxy and returning same to the Corporate Secretary of the Corporation, c/o Computershare Trust Company of Canada, 1500 Robert-Bourassa Boulevard, 7th Floor, Montreal, Québec, Canada H3A 3S8, prior to 5:00 p.m. (Eastern Time) on May 14, 2018.

DATED at Montreal, Québec, Canada, April 11, 2018

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Jocelyn Lafond

Jocelyn Lafond
Vice President, Legal Affairs, and Corporate Secretary
Theratechnologies Inc.
2015 Peel Street, 5th Floor
Montreal, Québec, Canada H3A 1T8

MANAGEMENT PROXY CIRCULAR

The information contained in this management proxy circular (the “Circular”) is given as at April 11, 2018, except as otherwise noted. All dollar amounts set forth herein are expressed in Canadian dollars and the symbol “$” refers to the Canadian dollar, unless otherwise indicated.

TABLE OF CONTENTS

ITEM I. INFORMATION RELATING TO VOTING		1

1.	By Proxy	1
2.	In Person	4
3.	Voting Securities and Principal Holders	4

ITEM II. SUBJECTS TO BE TREATED AT THE MEETING		5

1.	Receipt of Financial Statements	5
2.	Election of Directors	5
3.	Appointment of Auditors	15
4.	Other Matters to be Acted Upon	15

ITEM III. COMPENSATION		16

1.	Compensation Discussion & Analysis	16
2.	Named Executive Officers	23
3.	Summary Compensation Table	24
4.	Incentive Plan Awards	25
5.	Termination and Change of Control Provisions	28
6.	Performance Graph	33

ITEM IV. CORPORATE GOVERNANCE DISCLOSURE		35

ITEM V. OTHER INFORMATION		43

1.	Audit Committee Information	43
2.	Shareholder Proposals	43
3.	Additional Documentation	44
4.	Approval by the Board of Directors	44

APPENDIX A MANDATE OF THE BOARD OF DIRECTORS		45

APPENDIX B DIRECTOR ORIENTATION AND CONTINUING EDUCATION POLICY		48

APPENDIX C NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER		50

APPENDIX D COMPENSATION COMMITTEE CHARTER		54

APPENDIX E AUDIT COMMITTEE CHARTER		57

ITEM I.	INFORMATION RELATING TO VOTING

You may vote your shares either through a proxy or in person at the annual meeting of shareholders (the “Meeting”) of Theratechnologies Inc. (the “Corporation” or “Theratechnologies”).

1.	By Proxy

Solicitation of Proxies

This Circular is provided in connection with the solicitation by management of the Corporation of proxies to be used at the Meeting of the Corporation to be held on Wednesday, May 16, 2018, at the time, place and for the purposes set forth in the attached Notice of Annual Meeting of Shareholders (the “Notice of Meeting”) and at any continuation of the Meeting after adjournment thereof.

It is expected that the solicitation of proxies will be made primarily by mail. However, officers or employees of the Corporation may also solicit proxies by telephone, telecopy, e-mail or in person. Our employees will receive no compensation for these services. The entire cost of solicitation will be borne by the Corporation. Pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy-related material to beneficial owners of common shares. See “Non-Registered Holders” below.

Terms of Proxy Grant

A registered shareholder who is unable to attend the Meeting in person is requested to complete and sign the enclosed form of proxy and to deliver it to Computershare Trust Company of Canada (“Computershare”) as per the instructions below. By completing the enclosed form of proxy, you appoint the persons proposed in that form to represent your interests and vote your shares on your behalf at the Meeting. The persons named in the enclosed form of proxy are directors or officers of the Corporation. However, you have the right to appoint a person (who need not be a shareholder) to represent you at the Meeting other than the persons designated in the form of proxy provided by the Corporation. To do this, you must insert such person’s name in the blank space provided in the enclosed form of proxy.

If you hold your shares through an intermediary (a stockbroker, a bank, a trust, a trustee, etc.), you are not a registered shareholder in the registry of shareholders of the Corporation held by Computershare. Therefore, you cannot vote your shares directly at the Meeting. If this is your situation, you will receive from your intermediary explanation as to how to appoint proxies and have them vote your shares. To ensure that your instructions are respected, you must deliver them to your intermediary within the prescribed deadline. See “Non-Registered Holders” below. For any questions, please contact your intermediary directly.

Proxy Voting

The persons named or appointed in the form of proxy will, on a show of hands or any ballot that may be called, vote (or withhold from voting) your shares in respect of which they are appointed as proxies in accordance with the instructions given in the form of proxy. In the absence of instructions, the voting rights attached to the shares referred to in your form of proxy will be exercised FOR the matters mentioned in the attached Notice of Meeting.

Furthermore, the enclosed form of proxy confers upon the proxy holder a discretionary power with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to all other

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matters which may properly come before the Meeting, or any continuation after adjournment thereof. As at the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters to be brought before the Meeting.

Delivery of Form of Proxy and Deadlines

If you hold your shares personally and are a registered shareholder in the registry of shareholders of the Corporation, please send the completed form of proxy to the Secretary of the Corporation, c/o Computershare Trust Company of Canada, 1500 Robert-Bourassa Boulevard, 7th Floor, Montreal, Québec H3A 3S8, prior to 5:00 p.m. (Eastern Time) on May 14, 2018 (unless you attend the Meeting in person). All shares represented by proper proxies accompanied by duly completed declarations received by Computershare at the latest on such date and prior to such time will be voted in accordance with your instructions as specified in the proxy form on any ballot that may be called at the Meeting.

If you hold your shares through an intermediary, please proceed as indicated in the documentation sent by your intermediary and within the deadlines specified therein. See “Non-Registered Holders” below. For any questions, please contact your intermediary directly.

Revocation of a Proxy

You may, at any time, including any continuation of the Meeting after adjournment thereof, revoke a proxy for any business with respect to which said proxy confers a vote that has not already been cast.

If you hold your shares personally and are a registered shareholder in the registry of shareholders of the Corporation, please send a written notice to revoke a proxy bearing your signature or that of your proxy (or a representative of your proxy if your proxy is a corporation) to the Corporate Secretary of the Corporation, c/o Computershare Trust Company of Canada, 1500 Robert-Bourassa Boulevard, 7th Floor, Montreal, Québec H3A 3S8, prior to 5:00 p.m. (Eastern Time) on May 14, 2018. You may also revoke a proxy in person at the Meeting by making a request to that effect to the Secretary of the Corporation.

If you hold your shares through an intermediary, please proceed as indicated in the documentation sent by your intermediary and within the deadlines specified therein. For any questions, please contact your intermediary directly.

Non-Registered Holders

The information set forth in this section should be reviewed carefully by the non-registered shareholders. Shareholders who do not hold their shares in their own name (“Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records maintained by the Corporation’s registrar and transfer agent as registered holders of shares will be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, those shares will, in all likelihood, not be registered in the shareholder’s name. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

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There are two categories of Beneficial Shareholders for the purposes of applicable securities regulatory policy in relation to the mechanism of dissemination to Beneficial Shareholders of proxy-related materials and other security holder materials and the request for voting instructions from such Beneficial Shareholders. Non-objecting beneficial owners (“NOBOs”) are Beneficial Shareholders who have advised their intermediary (such as brokers or other nominees) that they do not object to their intermediary disclosing ownership information to the Corporation, consisting of their name, address, e-mail address, securities holdings and preferred language of communication. Securities legislation restricts the use of that information to matters strictly relating to the affairs of the Corporation. Objecting beneficial owners (“OBOs”) are Beneficial Shareholders who have advised their intermediary that they object to their intermediary disclosing such ownership information to the Corporation.

In accordance with the requirements of NI 54-101, the Corporation is sending the Notice of Meeting, the Circular and a voting instruction form (the “Meeting Materials”) indirectly through intermediaries to all Beneficial Shareholders. NI 54-101 permits the Corporation, in its discretion, to obtain a list of its NOBOs from intermediaries and use such NOBO list for the purpose of distributing the Meeting Materials directly to, and seeking voting instructions directly from, such NOBOs. As a result, the Corporation is entitled to deliver the Meeting Materials to Beneficial Shareholders in two manners: (a) directly to NOBOs and indirectly through intermediaries to OBOs; or (b) indirectly to all Beneficial Shareholders through intermediaries. In accordance with the requirements of NI 54-101, the Corporation is sending the Meeting Materials indirectly through intermediaries to all Beneficial Shareholders. The cost of the delivery of the Meeting Materials by intermediaries to Beneficial Shareholders will be borne by the Corporation.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of his or her broker (or his or her broker’s agent), a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the shares as proxyholder for the registered shareholder by entering his or her own name in the blank space on the proxy form provided to him or her by his or her broker (or his or her broker’s agent) and return it to that broker (or that broker’s agent) in accordance with the broker’s instructions (or the agent’s instructions).

Applicable securities regulatory policy requires intermediaries, on receipt of Meeting Materials that seek voting instructions from Beneficial Shareholders indirectly, to seek voting instructions from Beneficial Shareholders in advance of shareholder’s meetings on Form 54-101F7 (Request for Voting Instructions Made by Intermediary). Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting or any adjournment(s) thereof. Often, the form of request for voting instructions supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholders on how to vote on behalf of the Beneficial Shareholder. Beneficial Shareholders who wish to appear in person and vote at the Meeting should be appointed as their own representatives at the Meeting in accordance with the directions of their intermediaries and Form 54-101F7. Beneficial Shareholders can also write the name of someone else whom they wish to attend at the Meeting and vote on their behalf. Unless prohibited by law, the person whose name is written in the space provided in Form 54-101F7 will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in Form 54-101F7 or this Circular.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). In forwarding the Meeting Materials to Beneficial Shareholders, Broadridge typically includes a voting instruction form in lieu of the form of proxy that some intermediaries employ. Beneficial Shareholders are requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free telephone number to vote the shares held by them or access Broadridge’s dedicated voting website at

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https://central-online.proxyvote.com to deliver their voting instructions. Broadridge will then provide aggregate voting instructions to the Corporation’s transfer agent and registrar, which tabulates the results and provides appropriate instructions respecting the voting of shares to be represented at the Meeting or any adjournment(s) thereof. If you have any questions respecting the voting of shares held through a broker or other intermediary, please contact your broker or other intermediary for assistance.

All references to shareholders in this Circular, the enclosed form of proxy and the Notice of Meeting are to the registered shareholders unless specifically stated otherwise.

2.	In Person

If you hold your shares personally and are a registered shareholder in the registry of shareholders of the Corporation, you may present yourself on the date, at the time and place set forth in the Notice of Meeting and register with the representatives of Computershare who will be at the Meeting. You should then follow voting instructions given by the Chair of the Meeting.

If you hold your shares through an intermediary and you wish to vote your shares in person at the Meeting, please proceed as indicated in the documentation sent by your intermediary. For any questions, please contact your intermediary directly.

3.	Voting Securities and Principal Holders

As at April 11, 2018, there were 75,140,062 common shares (the “Common Shares”) of the Corporation issued and outstanding. The Common Shares are the only securities with respect to which a voting right may be exercised at the Meeting. Each Common Share entitles its holder to one vote with respect to the matters voted on at the Meeting.

Holders of Common Shares whose names are registered on the lists of shareholders of the Corporation as at 5:00 p.m. (Eastern time) on April 11, 2018, being the date fixed by the Corporation for determination of the registered holders of Common Shares who are entitled to receive Notice of the Meeting and to vote at the Meeting (the “Record Date”), will be entitled to exercise their voting rights attached to the Common Shares in respect of which they are so registered at the Meeting, or any continuation after adjournment thereof, if present or represented by proxy thereat.

To our knowledge, no person beneficially owns, or controls or directs control, directly or indirectly, over more than ten percent (10%) of the outstanding Common Shares of the Corporation.

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ITEM II.	SUBJECTS TO BE TREATED AT THE MEETING

1.	Receipt of Financial Statements

The consolidated financial statements for the fiscal year ended November 30, 2017 together with the auditors’ report thereon will be presented at the Meeting. The financial statements have been mailed to you if you requested them, along with this Circular. The financial statements are also available as part of the Corporation’s filings on SEDAR website at www.sedar.com. No vote is required on this matter.

2.	Election of Directors

Composition of the Board of Directors

The articles of the Corporation provide that the board of directors of the Corporation (the “Board”) must consist of a minimum of three (3) and a maximum of twenty (20) directors. The Board is currently composed of six (6) directors.

At a meeting of the Board held in April 2017, the Board amended its majority voting policy (the “Majority Voting Policy”) regarding the election of directors to take into consideration comments issued by the TSX in March 2017. Pursuant to the Majority Voting Policy, a nominee for election as a director of the Corporation who receives a greater number of votes “withheld” than votes “for”, with respect to the election of directors by shareholders, will have to tender his or her resignation to the Board immediately following the meeting of shareholders at which the director was a nominee for election. The Board will determine whether to accept such resignation or not. The Board will make its decision and announce it in a press release within ninety (90) days following the meeting of shareholders. The director who tendered his or her resignation will not be part of any committee or Board deliberations pertaining to his or her resignation. The Majority Voting Policy only applies in circumstances involving an uncontested election of directors.

An “uncontested election of directors” means an election of directors in respect of which (i) the number of director nominees is the same as the number of directors proposed by management to be elected to the Board; (ii) no person other than those nominees who are part of the candidates proposed by management listed in a management circular is proposed at a meeting as a candidate for directorship; or (iii) no proxy materials are circulated in support of one or more nominees who are not part of the candidates proposed by management.

All of the nominees mentioned below under “Nominees” for the director positions of the Corporation are elected for a one year term ending at the next annual meeting of shareholders or when his/her successor is elected, unless he/she resigns or the position becomes vacant as a result of death, dismissal or otherwise, prior to said meeting.

Nominees

Management proposes that six (6) directors be elected at the Meeting. Management does not contemplate that any of the nominees listed in the table below will be unable to fulfill his/her mandate as director.

The following table sets forth, for each nominee, the following information:

–	his/her name;
–	his/her age;
–	his/her place of residence;
–	his/her independence from the Corporation;
–	the date he/she became a director;

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–	his/her principal occupation;
–	his/her biography;
–	his/her areas of expertise;
–	his/her memberships on the committees of the Board of the Corporation;
–	the number of Board and committee meetings attended in the fiscal year ended November 30, 2017 while acting as a director and committee member;
–	the number of Common Shares, deferred share units (“DSUs”) and stock options held or controlled; and
–	whether he/she acts as a director of other public companies (or private companies when in the same industry as the Corporation).

Some of the information set out in the table below with respect to the nominees is not within the knowledge of the Corporation and was provided by each nominee. The information relating to the number of Common Shares, DSUs and options held by the nominees in the table below is at the date of this Circular and is based exclusively on reports filed on the Canadian System for Electronic Disclosure by Insiders as at that date. The information appearing under “Cease Trade Orders, Bankruptcies, Penalties or Sanctions” is based on the statements made by the nominees.

Unless instructions are given to withhold from voting with regard to the election of one or more nominees to act as directors, the persons whose names appear on the enclosed form of proxy will vote FOR the election of each of the nominees whose names are set out in the table below.

Gérald A. Lacoste

Age: 74

Rivière-Rouge,

Québec, Canada

Independent Director since:

February 8, 2006

Areas of Expertise:

- Securities and Market   Regulations

- Corporate Governance

- Mergers & Acquisitions

Compliance with Shareholding Policy:

Yes

Other Directorship:

None

Principal Occupation		Corporate Director

Gérald A. Lacoste is a retired lawyer with extensive experience in the fields of securities regulation, financing and corporate governance. He was previously Chairman of the Québec Securities Commission (now known as the Autorité des marchés financiers) and was also President and Chief Executive Officer of the Montreal Exchange. During his career, Mr. Lacoste acted as legal counsel to the Canadian Standing Senate Committee on Banking, Trade and Commerce, he chaired the Québec Advisory Committee on Financial Institutions, and was a member of the task force on the capitalization of life insurance companies in Québec. Mr. Lacoste is currently a corporate director and is a member of the North American Free Trade Agreement (NAFTA) arbitration panel.

Committee Membership and Meetings Attended in Fiscal Year 2017		#	%
Board of Directors		7	100
Audit Committee		4	100
Nominating and Corporate Governance Committee		1	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
81,000	21,936	62,246
Committees of the Board of Directors
President of Nominating and Corporate Governance Committee Member of Audit Committee

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Dale MacCandlish-Weil

Age: 62

Baie d’Urfé,

Québec, Canada

Independent
Director since:

May 16, 2017

Areas of Expertise:

- Healthcare Industry
- Commercialization of product
- Management

- Strategic Planning

Compliance with Shareholding Policy:

No

Other Directorship:

None

Principal Occupation	Corporate Director

Ms. Dale MacCandlish-Weil has more than 35 years of experience in the commercialization, marketing, sale of consumer products and B2B services. She spent the last 17 years of her career in management positions related to health care services such as distribution, pharmaceutical and retail pharmacy services. She has been working with McKesson Canada Corporation (“McKesson”) since August 1999 where she occupied the position of Vice President and Senior Vice President for various divisions of McKesson. She acted in an advisor role to the President from May 2015 to February 2018. Prior to May 2015, she acted as Senior Vice President Retail Banner Management Services with McKesson from July 2014 to May 2015 and, from November 2011 to June 2014, she acted as Senior Vice President, Integrated Health Care Solutions, Strategy and Business Development with McKesson. Ms. Weil holds a Master in Business Administration from McGill University and has obtained her certification as a certified director after successfully completing the ICD Directors Education Program.

Committee Membership and Meetings Attended in Fiscal Year 2017		#	%
Board of Directors(1)		4	100
Nominating and Corporate Governance Committee(2)		N.A.	N.A.
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
Nil	1,894	22,246
Committees of the Board of Directors
Nominating and Corporate governance Committee

(1)	Ms. MacCandlish-Weil attended all of the Board meetings after her election as a director on May 16, 2017.

(2)	No meeting of the Nominating and Corporate Governance Committee was held in the last fiscal year after her election to the Board of Directors.

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Paul Pommier

Age: 75

Laval, Québec,

Canada

Independent
Director since:

January 6, 1997

Areas of Expertise:

-  Corporate Finance

-  Securities

-  Mergers & Acquisitions

Compliance with Shareholding Policy:
Yes

Other Directorship:

None

Principal Occupation		Corporate Director

Mr. Paul Pommier worked for more than 25 years at National Bank Financial Inc., his last position being Senior Executive Vice President, Corporate and Government Finance. Throughout his career, he oversaw public and private financings, mergers and acquisitions, as well as the marketing of investment offerings. Under his leadership, National Bank Financial Inc. developed notable expertise in tax-shelter financings.

Committee Membership and Meetings Attended in Fiscal Year 2017		#	%
Board of Directors		7	100
Audit Committee		4	100
Compensation Committee		2	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
375,100	122,208	62,246
Committees of the Board of Directors
President of Audit Committee Member of Compensation Committee

Dawn Svoronos

Age: 64

Hudson, Québec Canada

Independent
Director since:

April 8, 2013

Areas of Expertise:

-  Pharmaceutical Industry

-  Commercialization of Drug Products

Compliance with Shareholding Policy:

Yes

Other Directorship:

PTC Therapeutics, Inc.; and

Xenon Pharmaceuticals Inc.

Principal Occupation	Corporate Director – Chair of the Board of the Corporation

Ms. Dawn Svoronos (formerly Graham) worked in the commercial side of the business for the multinational pharmaceutical company Merck & Co. Inc., for 23 years, retiring in 2011. From 2009 to 2011, Ms. Svoronos was President of the Europe/Canada region for Merck and from 2006 to 2009 was President of Merck in Canada. Previously held positions with Merck include Vice-President of Asia Pacific and Vice-President of Global Marketing for the Arthritis, Analgesics and Osteoporosis franchise. Ms. Svoronos sits on the Board of Directors of two other public companies: PTC Therapeutics, Inc. in New Jersey, U.S.A., and Xenon Pharmaceuticals Inc. in British Columbia, Canada.

Committee Membership and Meetings Attended in Fiscal Year 2017		#	%
Board of Directors		7	100
Compensation Committee		2	100
Nominating and Corporate Governance Committee		1	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
200,000	Nil	87,246
Committee of the Board of Directors
Member of Compensation Committee Member of Nominating and Corporate Governance Committee

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Jean-Denis Talon (1)

Age: 77

Montreal,

Québec, Canada

Independent
Director since:

May 10, 2001

Areas of Expertise:

- Human Resources

- Governmental Relations

- Mergers &

  Acquisitions Compliance with Shareholding Policy:
Yes

Other Directorship:

None

Principal Occupation		Corporate Director
Mr. Jean-Denis Talon had a successful career with AXA Insurance over a period of more than 20 years, ultimately becoming President and Chief Executive Officer. He was Chairman of the Board of AXA Canada until September 2011. Mr. Talon is also a former President of the Financial Affairs Committee at the Insurance Bureau of Canada.
Committee Membership and Meetings Attended in Fiscal Year 2017		#	%
Board of Directors		6	85
Audit Committee		4	100
Compensation Committee		2	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
122,700	4,894	62,246
Committees of the Board of Directors
President of Compensation Committee Member of Audit Committee

Luc Tanguay (2)

Age: 59

Town of Mount Royal,

Québec, Canada

Non-independent
Director since:

December 6, 1993

Areas of Expertise:

- Corporate Finance

- Securities

- Mergers &

  Acquisitions

Compliance with Shareholding Policy:
N.A.

Other Directorship:

None

Principal Occupation	President and Chief Executive Officer of the Corporation

Mr. Luc Tanguay has been active in the biotechnology industry for over 20 years. As a member of the Corporation’s senior management since 1996, he has contributed to the Corporation’s growth by facilitating access to public and private capital funding. A member of the board of directors since 1993, he has held various management positions since joining the Company. Prior to joining us, Mr. Tanguay had a career in investment banking at National Bank Financial Inc. Mr. Tanguay obtained his M. Sc. Finance from the University of Sherbrooke.

Committee Membership and Meetings Attended in Fiscal Year 2017		#	%
Board of Directors		7	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
234,000	27,572	894,948

(1)

Mr. Talon was a member of the board of directors of Toptent Inc., or Toptent, from August 1, 2007 to November 26, 2009. On December 3, 2009, Toptent filed a notice of intention to make a proposal under the Bankruptcy and

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Insolvency Act (Canada), or Bankruptcy Act. Subsequently, on May 7, 2010, Toptent filed a proposal under the Bankruptcy Act. The proposal was accepted by Toptent’s creditors on May 20, 2010.

(2)

Mr. Tanguay was a member of the board of directors of Ambrilia Biopharma Inc., or Ambrilia, from August 22, 2006 to March 30, 2010. On July 31, 2009, Ambrilia obtained court protection from its creditors under the Companies’ Creditors Arrangement Act (Canada), or CCAA. The purpose of the order issued by the court granting Ambrilia protection from its creditors was to provide Ambrilia and its subsidiaries the opportunity to restructure its affairs. On July 31, 2009, the TSX halted the trading of Ambrilia’s shares pending its review of Ambrilia’s meeting the requirements for continuous listing. On January 31, 2011, the TSX decided to delist the common shares of Ambrilia at the close of market on March 4, 2011 for failure to meet the continued listing requirements of the TSX. The common shares remain suspended from trading. On April 8, 2011, Ambrilia announced that it would seek permission to terminate the protection granted by the Superior Court pursuant to the CCAA and, upon permission of the Court, it would file for bankruptcy pursuant to the Bankruptcy Act. On April 12, 2011, Ambrilia went bankrupt.

Directors Compensation

The Corporation has a compensation policy for its directors who are not employed on a full-time basis by the Corporation. Under the policy, directors are paid an annual retainer fee only. Annual retainer fees are paid on the first day of each calendar quarter. In addition, the Corporation’s compensation policy provides for the reimbursement of all reasonable expenses incurred by each director who are not employed on a full-time basis by the Corporation to attend meetings of the Board and meetings of the committees of the Board. Directors who are not employed on a full time basis by the Corporation are also entitled to be granted options under the Option Plan (as defined below) as part of their annual compensation. In the fiscal year ended November 30, 2017, 15,000 options were granted to each such director on May 16, 2017.

At a meeting of the Board of Directors held in December 2017, the Board reviewed and approved a recommendation of the Compensation Committee to adjust the compensation of each director who is not employed on a full-time basis by the Corporation effective January 1, 2018. At such meeting, the Board also agreed to grant options having an aggregate value of $35,000 to each director of the Corporation who is not employed on a full-time basis by the Corporation as additional compensation.

In order to determine the number of options to be granted to each director who is not employed on a full-time basis by the Corporation for the fiscal year ending on November 30, 2018, the Board agreed to use the Black-Scholes-Merton model. The Black-Scholes-Merton model is the most widely-adopted and used option valuation method. These options were granted on April 6, 2018 and, based on the Black-Scholes-Merton model, were valued at $4.83 per option. See “Item III – Compensation – Compensation Discussion & Analysis – Compensation Consultant”.

The table below details the fee-based and option-based compensation that was payable in the last fiscal year to the Corporation’s directors who were not employed on a full-time basis by the Corporation as well as the revised fee-based and option-based compensation that is payable to these directors since January 1, 2018.

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Position at Board Level or Committee Level	Compensation for Fiscal Year 2017		Compensation for Fiscal Year 2018 (Effective January 1, 2018)

	Annual Retainer	Number of Stock Options	Annual Retainer	Value in Stock Options(1)

Annual Retainer to Chair of the Board	$165,000	15,000	$165,000	$35,000

Annual Retainer to Board Members	$60,000	15,000	$60,000	$35,000

Annual Retainer to Chair of the Audit Committee	$12,000	N.A.	$16,000	N.A.

Annual Retainer to Chair of the Compensation Committee	$8,000	N.A.	$12,000	N.A.

Annual Retainer to Chair of the Nominating and Corporate Governance Committee	$8,000	N.A.	$10,000	N.A.

Annual Retainer to Audit Committee Members	$4,000	N.A.	$8,000	N.A.

Annual Retainer to Compensation Committee Members	$4,000	N.A.	$4,000	N.A.
Annual Retainer to Nominating and Corporate Governance Committee Members	$4,000	N.A.	$4,000	N.A.

(1)	7,246 options having a value of $4.83 were granted on April 6, 2018 to each director who is not employed on a full-time basis by the Corporation.

The table below details all components of the compensation provided to the directors of the Corporation for the fiscal year ended November 30, 2017 and the value thereof.

Name	Fees earned	Share-based Awards(1)		Option- based awards(2)	Non-equity incentive plan compensation	Pension value	All other compensation	Total
	($)	(#)	($)	($)	($)	($)	($)	($)

Gérald A. Lacoste(3)	62,000	1,894	15,000	59,355	--	--	--	136,355
David D. Lilley(4)	36,500	--	--	--	--	--	--	36,500
Dale MacCandlish-Weil(5)	24,954	1,894	15,000	59,355	--	--	--	99,309
Paul Pommier(6)	66,000	1,894	15,000	59,355	--	--	--	140,355
Dawn Svoronos	173,000	--	--	59,355	--	--	--	232,355
Jean-Denis Talon(7)	62,000	1,894	15,000	59,355	--	--	--	136,355
Luc Tanguay(8)	--	--	--	--	--	--	--	--

(1)	Share-based awards are composed of DSUs. DSUs are issued under the deferred share unit plan (the “DSU Plan”). See “Deferred Share Unit Plan” below.

(2)

Fifteen thousand (15,000) options were granted on May 16, 2017 to each director who was not employed on a full-time basis by the Corporation. The value of the option-based awards was determined using the Black-Scholes-Merton model

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on the date of grant. In applying this method to determine the value of those options the following assumptions were used:

(i)	Risk-free interest rate:	1.42%

(ii)	Expected volatility:	55%

(iii)	Average option life in years:	8 years

(iv)	Expected dividends:	-

(v)	Grant date share price:	$6.73

(vi)	Option exercise price:	$6.73

(vii)	Grant date fair value:	$3.957

(3)	Mr. Lacoste elected to purchase DSUs through the conversion of 25% of his annual retainer as a Board member and, accordingly, received an aggregate of 1,894 DSUs.

(4)	Mr. Lilly ceased acting as a director on May 16, 2017.

(5)

Ms. MacCandlish-Weil became a director on May 16, 2017. Ms. MacCandlish-Weil elected to purchase DSUs through the conversion of 25% of her annual retainer as a Board member and, accordingly, received an aggregate of 1,894 DSUs.

(6)	Mr. Paul Pommier elected to purchase DSUs through the conversion of 25% of his annual retainer as a Board member and, accordingly, received an aggregate of 1,894 DSUs.

(7)	Mr. Jean-Denis Talon elected to purchase DSUs through the conversion of 25% of his annual retainer as a Board member and, accordingly, received an aggregate of 1,894 DSUs.

(8)	Mr. Luc Tanguay is the President and Chief Executive Officer of the Corporation and no compensation is paid to Mr. Tanguay for acting as a director of the Corporation.

Outstanding Option-Based Awards and Share-Based Awards

The table below details all outstanding option-based awards and outstanding share-based awards as at November 30, 2017 for each of the directors who is not an employee of the Corporation.

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(2) ($)

Gérald A. Lacoste	5,000	1.80	2018.12.18	25,750	--	--	152,455
	10,000	1.84	2019.03.28	51,100
	10,000	4.75	2020.06.08	22,000
	15,000	2.45	2026.07.12	67,500
	15,000	6.73	2027.05.16	3,300

Dale MacCandlish-Weil	15,000	6.73	2027.05.16	3,300	--	--	13,163

Paul Pommier	5,000	1.80	2018.12.18	25,750	--	--	849,346
	10,000	1.84	2019.03.28	51,100
	10,000	4.75	2020.06.08	22,000
	15,000	2.45	2026.07.12	67,500
	15,000	6.73	2027.05.16	3,300

Dawn Svoronos	50,000	0.26	2023.05.29	334,500	--	--	--
	15,000	2.45	2026.07.12	67,500
	15,000	6.73	2027.05.16	3,300

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	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(2) ($)

Jean-Denis Talon	5,000	1.80	2018.12.18	25,750	--	--	34,013
	10,000	1.84	2019.03.28	51,100
	10,000	4.75	2020.06.08	22,000
	15,000	2.45	2026.07.12	67,500
	15,000	6.73	2027.05.16	3,300

(1)

The value of unexercised in-the-money options at fiscal year-end is the difference between the closing price of the Common Shares on November 30, 2017 ($6.95) on the TSX and the respective exercise price of the options.

(2)

Share-based awards are comprised of DSUs issued under the DSU Plan. The market or payout value of share-based awards that have vested as at November 30, 2017 is determined by multiplying the closing price of the Common Shares as at November 30, 2017 ($6.95) on the TSX by the number of share-based awards held as at November 30, 2017. The actual payout value will vary based on the date on which the DSUs will be redeemed.

Incentive Plan Awards – Value Vested or Earned During the Year

The table below details the value vested or earned during the fiscal year ended November 30, 2017 under each incentive plan for each of the directors who is not an employee of the Corporation.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Gérald A. Lacoste	Nil	75	--

David D. Lilley	Nil	--	--

Dale MacCandlish-Weil	Nil	75

Paul Pommier	Nil	75	--

Dawn Svoronos	Nil	--	--

Jean-Denis Talon	Nil	75	--

(1)

All options granted to directors vest as of the grant date and the exercise price of these options was the same as the closing price of the Common Shares when they were granted. Therefore, there is no difference between the exercise price of the options and the value of the Common Shares on the date the options vested.

(2)

Share-based awards are comprised of DSUs issued under the DSU Plan. 7,576 DSUs were issued in the last fiscal year. The value of share-based awards is determined by multiplying the closing price of the Common Shares on the TSX on the date of grant (October 16, 2017 - $7.88) by the number of share-based awards held as at such date.

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Directors and Executive Officers Shareholding Policy

In April 2013, the Board suspended the Corporation’s directors and executive officers shareholding policy (the “Shareholding Policy”) adopted in December 2010 and the issuance of DSUs.

In the last fiscal year, the Board reinstated the DSU Plan for its directors and executive officers and a revised Shareholding Policy for its directors. The revised Shareholding Policy requires that each director who is not an employee of the Corporation owns a number of Common Shares having a value representing at least twice the value of his/her annual retainer to act as a Board member (three times for the Chair of the Board). Each director who does not meet the Shareholding Policy has four years to comply. Each of those directors must acquire at least 25% of that value over each of those four years. The value is determined as the higher of the acquisition cost of a Common Share and its fair market value at any point in time during each year of such four year period. Common Share value fluctuations do not require directors to purchase additional Common Shares. All of the directors of the Corporation met the Shareholding Policy as at November 30, 2017, except Ms. MacCandlish-Weil who was elected as a director on May 16, 2017.

Directors’ Mandatory Retirement Policy

The Board has adopted a formal retirement policy in the context of its succession planning process. Under this policy, directors who are not employees of the Corporation who reach the age of 75 or who have been acting as directors for 15 consecutive years may not be nominees for re-election at the subsequent annual meeting of shareholders. The current directors of the Corporation (other than Ms. Svoronos and Ms. MacCandlish-Weil) who are not employees of the Corporation are grandfathered from this policy.

Restrictions on Trading of Securities

The Corporation has adopted a policy prohibiting all of its directors and executives officers from purchasing, selling or exercising stock options during black-out periods, as determined from time to time. This policy also prohibits directors and executive officers from short selling the Corporation’s securities.

Board Gender Diversity

In February 2017, the Board approved an amendment to the Charter of the Nominating and Corporate Governance Committee to embed in such Charter an obligation by the Nominating and Corporate Governance Committee to take into consideration gender diversity when the Committee recruits candidates for directorship. Gender diversity is now one of the criteria that the Committee will consider in recruiting a candidate to act as a director of the Corporation.

As at November 30, 2017, two women, one of whom acting as Chair, comprised the Board of Directors. Women represented 40% of all independent Board members and 33% of all Board members. See “Item IV – Corporate Governance Disclosure” below.

Indebtedness of Directors

As at the date hereof, none of the directors of the Corporation and proposed nominee for election as director of the Corporation is indebted to the Corporation. During the last fiscal year of the Corporation, none of the directors of the Corporation was indebted to the Corporation.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as described in notes 1 and 2 under “Election of Directors – Nominees”, to the knowledge of management of the Corporation, no nominee (a) is, as at the date of the Circular, or has been within the ten (10) years before the date of the Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar

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order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten (10) years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

3.	Appointment of Auditors

The Corporation’s auditors for the current fiscal year must be elected at the Meeting. The Corporation proposes the appointment of KPMG LLP, Chartered Professional Accountants from Montreal, who have been the Corporation’s auditors since 1993. They will hold office until the next annual meeting of shareholders, or until their successors are appointed. The table below sets forth the fees paid to the auditors of the Corporation for the fiscal years ended November 30, 2017 and 2016, respectively:

Fees	Fiscal year ended November 30, 2017 ($)	Fiscal year ended November 30, 2016 ($)

Audit Fees(1)	119,500	217,000

Audit-Related Fees(2)	43,750	43,750

Tax Fees(3)	23,544	16,975

Total:	186,794	277,725

(1)	Refers to the aggregate fees billed by our external auditors for audit services.

(2)	Refers to the aggregate fees billed for professional services rendered by our external auditors for translation.

(3)	Refers to the aggregate fees billed for professional services rendered by our external auditors for tax compliance, tax advice and tax planning.

Unless instructions are given to withhold from voting with regard to the appointment of the auditors, the persons whose names appear on the enclosed form of proxy will vote FOR the appointment of KPMG LLP, Chartered Professional Accountants, as auditors of the Corporation, and to authorize that compensation for their services be determined by the Board.

4.	Other Matters to be Acted Upon

The Corporation will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting the proxy.

The Corporation did not receive any proposal from shareholders within the time limits prescribed by the Business Corporations Act (Québec) (the “Act”) and, accordingly, none will be accepted at the Meeting, except as required under the Act.

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ITEM III. COMPENSATION

The compensation of the directors and the executive officers of the Corporation is reviewed by the compensation committee (the “Compensation Committee”). The Compensation Committee is currently comprised of three (3) independent directors, namely Jean-Denis Talon, who has been acting as chair since January 2011, Dawn Svoronos and Paul Pommier. For the fiscal year ended November 30, 2017, the Compensation Committee met twice. The mandate, obligations and duties of the Compensation Committee are described in Appendix “D” to this Circular.

1.        Compensation Discussion & Analysis

Objectives of the Compensation Program

The objectives of the compensation program of the Corporation (the “Compensation Program”) for directors of the Corporation aim at attracting and retaining directors.

The objectives of the Compensation Program for the executive officers of the Corporation aim at attracting, retaining, motivating and rewarding executive officers. The Corporation is committed to an overall compensation policy that is competitive and drives business performance while taking into consideration shareholders’ interests.

What the Compensation Program is Designed to Reward

The Compensation Program is designed to reward the executive officers for (i) implementing strategies, both in the short and the long term, to realize the business plan of the Corporation, (ii) meeting the annual objectives of the Corporation and (iii) the objectives of each executive officer. It is also designed to enhance shareholder value.

The Compensation Program provides reasonable and competitive total executive compensation. Remuneration and incentive components are established to compete with remuneration practices of similar companies that are involved in the biopharmaceutical and pharmaceutical industries, as well as certain other companies involved in other industries where the skills and knowledge of an executive officer may be used. In order to benchmark the Compensation Program made available to its directors and executive officers, the Compensation Committee retains independent compensation consultants from time to time.

In designing the Compensation Program of executive officers, the Compensation Committee assesses the short-term and long-term risks associated with such program. The Compensation Program tries to strike a balance between the attainment of short-term and long-term goals by providing executive officers with short-term incentive awards and long-term incentive awards. Recommendations made by the Compensation Committee with respect to the Compensation Program are reviewed by the Board to ensure a fair balance between the short-term and long-term compensation components. For the fiscal year ended November 30, 2017, the Board did not identify any risk arising from the Corporation’s Compensation Program, its policies and practices in determining compensation that are reasonably likely to have a material adverse effect on the Corporation.

When and How Is Compensation Determined

Compensation is determined at the beginning of each fiscal year, usually in December. The Compensation Committee meets to determine and to recommend to the Board the base salary of executive officers for such fiscal year. During this meeting, the Compensation Committee also reviews the performance of the Corporation and the performance of each of its executive officers for

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the last completed fiscal year to determine whether an executive officer is entitled to the payment of a bonus and/or the grant of options for such last completed fiscal year. The determination by the Compensation Committee of the annual base salary and payment of a bonus and/or grant of options for each executive officer is reviewed by the Board who has discretion to approve, disapprove or change the determination made by the Compensation Committee for each executive officer. The compensation of the President and Chief Executive Officer, and the Senior Vice President and Chief Financial Officer, is reviewed by the Board.

From time to time, the Compensation Committee will also discuss and review the compensation of the Board of Directors and its committees. See “Compensation Consultants” below.

Elements of Compensation Program

The major elements of the Compensation Program are base salary, short-term performance reward program that takes the form of cash bonuses, and long-term incentive awards that take the form of option grants. Pursuant to the DSU Plan, DSUs may be issued to an executive officer if he/she elects to purchase some with all or part of its cash bonus, if any. See “Description of the Deferred Share Unit Plan” below. All proposed changes to any compensation component of an executive officer are first reviewed internally by the President and Chief Executive Officer. The proposed changes are then presented to the Compensation Committee who makes a recommendation to the Board who has discretion to approve, disapprove or amend the proposed changes.

Annual Base Salary

Base salaries for each of the executive officers are based on the experience, expertise and competencies of each executive officer, as well as on a review from time to time of annual salaries paid to persons holding position and playing a role in other organizations similar to those played by the executive officers of the Corporation. Base salaries may also be based on reports from compensation consultants retained by the Corporation.

Based on publicly available data regarding the inflation rate, the economic growth and reports from human resources firms on the average salary increase in Canada for 2017, the Compensation Committee recommended to the Board (which approved such recommendation) that the annual base salary of each of the President and Chief Executive Officer, the Senior Vice President and Chief Financial Officer, the Senior Vice President and Chief Commercial Officer, the Senior Vice President and Chief Medical Officer, and the Vice President, Legal Affairs and Corporate Secretary, be revised as follows for the fiscal year ended November 30, 2017:

Name	Revised Salary ($)	Increase (%)
Luc Tanguay, President and Chief Executive Officer	482,237	2.5
Philippe Dubuc Senior Vice President and Chief Financial Officer	283,250	3.0
Lyne Fortin, Senior Vice President and Chief Commercial Officer	290,388	1.0
Christian Marsolais, Senior Vice President and Chief Medical Officer	290,754	3.0
Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary	263,989	1.0

Performance Reward Program

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The short-term performance reward program is designed to recognize the contribution of each executive officer in helping the Corporation to attain its corporate objectives and to increase its value. Usually, bonuses are paid based on the attainment of the Corporation’s annual corporate objectives and the attainment of an executive officer’s objectives in connection with such corporate objectives. The Compensation Committee has discretion in recommending the payment of bonuses to executive officers based on the overall performance of an executive officer. Corporate objectives are usually set by the Board early in the fiscal year. Although corporate objectives are determined early in the fiscal year, the Board has discretion to change these corporate objectives to take into consideration certain events that could occur during a fiscal year.

Executive Officers

For the last fiscal year, bonuses were largely based on the following corporate objectives: forecasted sales of EGRIFTA® units; obtaining the approval of ibalizumab in the United States; obtaining the rights to commercialize and distribute ibalizumab in European countries; and advancing the development of the one-vial F4 formulation of EGRIFTA®. The return on the Corporation’s Common Shares was also taken into consideration. An initial weighting was attributed to each of these corporate objectives but the initial weighting was not firmly followed in connection with the determination of the amount of bonus and the value in stock options to be allocated to each executive officers. The Compensation Committee used its discretion in assessing the progression and achievement of those corporate objectives for each executive officer. However, corporate objectives accounted for 70% of the overall bonus.

The last part of the performance reward program accounted for 30% in the calculation of the bonus and was left at the discretion of the Compensation Committee based on an initial assessment made by the President and Chief Executive Officer of the qualitative objectives that each executive officer was asked to meet during the last fiscal year.

These other objectives are undisclosed because they are personal to each executive officer and are also strategic in the development and continued growth of the Corporation. Disclosure of such objectives would provide third parties with commercial insights into the growth strategies of the Corporation.

The Compensation Committee believes that discretion is a valid component in the determination of the performance of an executive officer, especially when unplanned events occur during a fiscal year. Discretion allows the President and Chief Executive Officer to assess the capacity of each executive officer to adapt, react, respond and act in the best interests of the Corporation when such events occur. However, in order to avoid too large a discretion to the President and Chief Executive Officer and limit potential bias in the determination of the performance of an executive officer’s overall performance, a 30% weighting was attributed to this component of the program and a review by the Compensation Committee is undertaken prior to accepting the recommendations made by the President and Chief Executive Officer. The Board has discretion on the assessment of the performance of the President and Chief Executive Officer and the Senior Vice President and Chief Financial Officer.

The table below details for each of the President and Chief Executive Officer, the Senior Vice President and Chief Financial Officer, the Senior Vice President and Chief Commercial Officer, the Senior Vice President and Chief Medical Officer, and the Vice President, Legal Affairs, and Corporate Secretary, the maximum percentage of their annual base salary which may be paid as bonus, the maximum bonuses that each of them may receive and the actual bonus paid or earned for the fiscal year ended November 30, 2017:

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Name	Maximum Percentage of Annual Base Salary Payable as Bonus (%)	Maximum Target Bonus ($)	Bonus Paid ($)
Luc Tanguay, President and Chief Executive Officer	50	241,119	242,000
Philippe Dubuc, Senior Vice President and Chief Financial Officer	40	110,000	107,000
Lyne Fortin, Senior Vice President and Chief Commercial Officer	45	130,675	123,000
Christian Marsolais, Senior Vice President and Chief Medical Officer	40	116,302	110,000
Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary	33.3	87,988	70,000

Long-Term Incentive Program

The long-term incentive program of the Corporation is comprised of the Option Plan and the DSU Plan.

The Option Plan was originally adopted on December 6, 1993, and subsequently amended from time to time, in order to attract, retain, motivate employees in key positions and align their interests with those of the Corporation’s shareholders by allowing optionees to participate in the increased value of the Common Shares. See “Description of the Option Plan” below for a description of the Option Plan. The number of options granted under the Option Plan is determined on the basis of the position of each executive officer, the attainment of corporate and individual objectives and the value of the options and the Common Shares at the time of grant as part of the total compensation of an executive officer. When assessing whether options should be granted to an executive officer, the Compensation Committee also factors in the number of options held by an executive officer, their vesting periods, expiry dates and exercise prices.

The DSU Plan was adopted on December 10, 2010, and amended in February 2012 and May 2017, in order to attract and retain directors and executive officers and better align the interests of the directors and executive officers with those of the shareholders in the creation of long-term value. See “Description of the Deferred Share Unit Plan” below for a description of the DSU Plan. DSUs can be granted by the Board as part of the compensation of executive officers. Executive officers can also purchase them once a year through the conversion of all or part of their cash bonus into DSUs. No DSUs were issued to the Corporation’s executive officers in the fiscal year ended November 30, 2017.

Description of the Option Plan

The Option Plan is designed to attract, retain and reward the services of key personnel. The persons eligible to receive options under the Option Plan are the directors, senior executives and key employees of the Corporation and its subsidiaries, as well as researchers and consultants who work on

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behalf of the Corporation.

In April 2016, the Board passed a resolution to amend the Option Plan to increase the number of Common Shares to be reserved for stock option grants to 6,580,000 from 5,000,000. The shareholders of the Corporation approved such amendment in May 2016. In April 2017, the Board passed a resolution to amend the Option Plan to align the terms of the Option Plan with the rules of the TSX in connection with the right of the Board to amend certain terms of the Option Plan without seeking shareholders’ approval. The shareholders of the Corporation approved such amendment in May 2017.

The Board administers the Option Plan. The Board has discretion to designate the optionees and determine the number of Common Shares underlying these options, the vesting period, the exercise price and the expiry date of each option, as well as all other related matters, the whole in compliance with the terms of the Option Plan and applicable legislative provisions established by securities regulatory authorities. The Board is not bound by the recommendations made by the Compensation Committee with respect to the abovementioned matters. Options granted to executive officers generally vest as to 33 1/3% on each year starting twelve (12) months after the date of grant. The Board can modify or terminate the Option Plan subject to compliance with the rules set forth by regulatory authorities. However, certain amendments require the approval of a majority of the voting shareholders of the Corporation.

Unless otherwise determined by the Board, the options granted pursuant to the Option Plan may be exercised within a maximum period of ten (10) years following their date of grant, unless the optionee’s employment is terminated, other than for death, in which case the optionee’s unexercised vested options, if any, may be exercised within a period of one hundred eighty (180) days following the date of the employee’s termination. In the event of the death of an optionee prior to the expiry date of his options, the optionee’s legal personal representative may exercise the optionee’s unexercised vested options within twelve (12) months after the date of the optionee’s death. The options granted in accordance with the Option Plan cannot be transferred or assigned.

The Option Plan provides that if the expiry date of an option falls within, or within ten business days after the end of, a period imposed by the Corporation prohibiting the trading of securities of the Corporation, the term of the option is automatically extended to end on the tenth (10th) business day after the end of such restriction period.

The exercise price at which the options may be granted pursuant to the Option Plan cannot be less than the closing price of the Common Shares on the TSX on the day preceding the date of grant of the options.

The Option Plan provides that, upon exercice of an option, the Corporation may make a loan to an optionee to pay the exercice price. The loan may, or may not, bear interest. The terms of the loan are left at the discretion of the Board. However, all loans must be evidenced by the execution of a promissory note in favour of the Corporation and an optionee must hypothecate in favour of the Corporation the Common Shares to be acquired through the exercise of his/her options as a security for the repayment of the loan. In the event a loan is outstanding and the optionee dies, the loan must be repaid within six (6) months after the date of the death of the optionee. If the optionee retires, the loan must be repaid within twelve (12) months of the date of retirement and if an optionee terminates his/her employment with the Corporation for any reason (other than for death or retirement), the loan must be repaid within ninety (90) days from the date of termination.

In addition, the Option Plan provides that the number of Common Shares set aside for the exercise of options by one individual may not represent more than 5% of the issued and outstanding Common Shares. Further, the number of Common Shares that may be issued to insiders, at any time, under all security-based compensation arrangements of the Corporation, cannot exceed 10% of the outstanding Common Shares, and the number of Common Shares issued to insiders, within any one year period,

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under all security-based compensation arrangements, cannot exceed 10% of the outstanding Common Shares. The number of Common Shares that may be issued to directors who are not employees of the Corporation, within any one year period, under all security-based compensation arrangements, cannot exceed 0.5% of the outstanding Common Shares.

During the fiscal year ended November 30, 2017, 350,000 options were granted under the Option Plan. As at April 11, 2018, there were 2,419,605 outstanding options which, if all exercised, would result in the issuance of 2,419,605 Common Shares, or 3.2% of all the issued and outstanding Common Shares as at that date. As at April 11, 2018, there were 1,949,762 options remaining available for grants which, if granted and exercised, would result in the issuance of 1,949,762 Common Shares, or 2.6% of all the issued and outstanding Common Shares as at that date.

The following table sets forth the information regarding the equity compensation plan of the Corporation as at November 30, 2017.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options (% of Issued and Outstanding Share Capital)	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plan
Equity Compensation Plan Approved by Shareholders	2,335,895 (3.12%)	$2.21	2,200,306
Equity Compensation Plans Not Approved by Shareholders	--	--	--
Total	2,335,895 (3.12%)	$2.21	2,200,306

The following table sets forth the information regarding the burn rate of the Option Plan for the fiscal years ended November 30, 2017, 2016 and 2015, respectively. The burn rate reflects the potential dilutive effect of equity grants on the Corporation’s outstanding equity over a certain time period. The calculation below was made pursuant to Section 613(p) of the TSX Company Manual.

	2017	2016	2015
Burn Rate(1)	0.48%	0.95%	0.48%

(1)	Total options granted under the Option Plan during the applicable fiscal year / weighted average number of Common Shares during this applicable fiscal year.

Description of the Deferred Share Unit Plan

On December 10, 2010, the Board adopted the DSU Plan for the benefit of its directors and executive officers (the “Beneficiaries”).

In April 2013, the Board decided to suspend the grant and issuance of DSUs under the DSU Plan, as well as the Shareholding Policy. The DSU Plan and Shareholding Policy were reinstated during the last fiscal year.

The goal of the DSU Plan is to increase the Corporation’s ability to attract and retain high-quality individual to act as directors or executive officers and better align the interests of the directors and executive officers with those of the shareholders of the Corporation in the creation of long-term value. The DSU Plan was also adopted to promote equity-based ownership in the Corporation.

Under the terms of the DSU Plan, Beneficiaries who are directors (including the Chair) are entitled to

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elect to receive all or part of their annual retainer as Board member in DSUs. Beneficiaries who act as executive officers are entitled to elect to receive all or part of their annual cash bonus, if any, in DSUs.

The value of a DSU (the “DSU Value”), is equal to the average closing price of the Common Shares on the TSX on the date on which a Beneficiary determines that he desires to purchase or redeem DSUs and during the four previous trading days. Beneficiaries who act as directors have to elect to receive DSUs as complete or partial consideration of their annual retainer to act as Board members prior to each calendar quarter. Beneficiaries who act as executive officers are required to elect to purchase DSUs within 48 hours after having been notified of their annual cash bonus, if any.

DSUs may only be redeemed when a Beneficiary ceases to act as a director or an executive officer of the Corporation. On the date a Beneficiary ceases to act as a director or executive officer (the “Redemption Date”), the Beneficiary is entitled to send a notice to the Corporation (the “Redemption Notice”) specifying the date on which the DSUs will be redeemed (the “Payment Date”). The Payment Date must be no earlier than five (5) business days after the date on which the Corporation receives the Redemption Notice and no later than November 30 of the year following the Redemption Date. If a Beneficiary does not send a Redemption Notice prior to November 15 in the year following the Redemption Date, the DSU Plan provides that a Beneficiary will be deemed to have sent, and the Corporation received, a Redemption Notice on November 15 of that year. On the Payment Date, the Corporation must provide a Beneficiary with an amount in cash equal to the DSU Value as at the Payment Date. No Common Share is issued under the DSU Plan.

Beneficiaries may not sell, transfer or otherwise assign their DSUs or any rights associated therewith other than by will or in accordance with legislation regarding the vesting and partition of successions.

The Board administers the DSU Plan and the DSU Plan provides that the Board may delegate all or part of its obligations to the Compensation Committee or to any other committee of the Board.

To protect against fluctuations in DSU Value, the Corporation enters into cash settled forward contracts with an independent third party such that, upon a Payment Date, the Corporation is not exposed to the appreciation of the price of its Common Shares. The execution of such contracts requires the signature of two of the following executive officers: the President and Chief Executive Officer, the Vice President, Finance, and the Vice President, Legal Affairs, and Corporate Secretary.

Compensation Consultant

In the fiscal year ended November 30 2017, the Compensation Committee retained the services of Willis Towers Watson, an independent third-party consulting firm, for and on behalf of the Corporation, to assess the competitiveness of the compensation policy available to its directors compared to the compensation policy of directors of certain other publicly-traded companies in Canada and in the United States.

Willis Towers Watson collected market data on the compensation policy of directors of both publicly-traded Canadian and U.S. companies. However, the Canadian companies were used as the main reference market (the “Reference Market”). The U.S. companies were used as a reference point only. The Reference Market was formed of the following nine (9) Canadian companies:

- Acerus Pharmaceuticals Corporation	- Jamieson Wellness Inc.

- Aralez Pharmaceuticals Inc.	- Medicure Inc.

- Cardiome Pharma Corp.	- Nuovo Pharmaceuticals Inc.

- Cipher Pharmaceuticals Inc.	- Prometic Life Sciences Inc.

- Concordia International Corp.

The U.S. companies which were not part of the Reference Market but that were used as a reference

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point were:

- ANI Pharmaceuticals, Inc.	- MacroGenics, Inc.

- Corium International, Inc.	- NanoString Technologies, Inc.

- CytoDyn, Inc.	- Progenics Pharmaceuticals, Inc.

- Cytokinetics, Incorporated	- Reata Pharmaceuticals, Inc.

- ENZO Biochem Inc.	- Retrofin, Inc.

- Heska Corporation	- Spectrum Pharmaceuticals, Inc.

- Invitae Corporation	- Teligent, Inc.

All of the companies forming part of the Reference Market and used as a reference point were selected based on the following criteria:

-	operations in the biotechnology and pharmaceutical industries;
-	publicly-traded;
-	revenue and market capitalization size similar to that of the Corporation.

The review conducted by Willis Towers Watson led the Compensation Committee to recommend to the Board to maintain the current annual retainer but to increase the fees paid to the chairs of the Committees of the Board and to set a value (as opposed to a number) for the grant of stock options. The Board reviewed the compensation of the directors who are not employed on a full-time basis by the Corporation effective January 1, 2018. See “Item II – Subject to be Treated at the Meeting – Election of Directors – Directors Compensation”.

Except for compensation services provided to the Corporation, Willis Towers Watson has not provided other services to the Corporation and, to the knowledge of the Corporation, to any of its directors or executive officers.

All services provided to the Corporation by compensation consultants must be approved by the Compensation Committee or the Board.

The table below details the aggregate fees billed to the Corporation for the two most recently completed fiscal years by the compensation consultant retained during these periods to assist in the determination of compensation for any of the Corporation’s directors and/or executive officers:

Name	Fees	Fiscal year ended November 30, 2017	Fiscal year ended November 30, 2016
Willis Towers Watson	Executive and Directors Compensation – Related Fees	$60,000	Nil

	All Other Fees	Nil	Nil

2.            Named Executive Officers

The named executive officers (the “Named Executive Officers”) of the Corporation for the fiscal year ended November 30, 2017 were:

◾	Luc Tanguay, President and Chief Executive Officer;
◾	Philippe Dubuc, Senior Vice President and Chief Financial Officer
◾	Lyne Fortin, Senior Vice President and Chief Commercial Officer;
◾	Christian Marsolais, Senior Vice President and Chief Medical Officer; and

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◾	Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary.

3.            Summary Compensation Table

The table below details the compensation paid to the Named Executive Officers listed above, for the fiscal years ended November 30, 2017, 2016 and 2015.

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1)(2)(3) ($)		Non-equity incentive plan compensation ($)		Pension value(4) ($)	All other compensation(5) ($)	Total compensation ($)

						Annual incentive plans	Long- term incentive plans

Luc Tanguay President and Chief Executive Officer	2017	482,237	--	749,200	(6)	242,000	--	26,010	--	1,499,447
	2016	470,475	--	229,350	(7)	130,000	--	25,370	--	855,195
	2015	459,000	--	--		137,700	--	24,930	--	621,630
Philippe Dubuc Senior Vice President and Chief Financial Officer	2017	283,250	--	280,800	(8)	107,000	--	13,005	--	684,055
	2016	212,596	--	243,250	(9)	72,000	--	6,684	--	534,530
Lyne Fortin Senior Vice President and Chief Commercial Officer	2017	290,388	--	280,800	(10)	123,000	--	13,005	--	707,193
	2016	287,513	--	69,500	(11)	33,000	--	12,685	--	402,698
	2015	280,500	--	--		69,424	--	12,465	--	362,389
Christian Marsolais Senior Vice President and Chief Medical Officer	2017	290,754	--	280,800	(12)	110,000	--	13,005	--	694,559
	2016	282,285	--	69,500	(13)	74,000	--	12,685	--	438,470
	2015	275,400	--	--		60,588	--	12,465	--	348,453
Jocelyn Lafond Vice President, Legal Affairs, and Corporate Secretary	2017	263,989	--	122,800	(14)	70,000	--	10,103	--	466,892
	2016	261,375	--	41,700	(15)	44,000	--	12,685	--	359,760
	2015	255,000	--	--		38,246	--	12,465	--	305,711

(1)

Fiscal Year 2017: A total of 176,399 stock options were granted to the Named Executive Officers of the Corporation effective April 6, 2018. These options were granted as part of the long-term incentive program for work performed during the fiscal year ended November 30, 2017. However, these options were granted in April 2018 because the Corporation was in a black-out period at the time the decision to grant options to the Named Executive Officers was made.

The value of the option-based awards granted on April 6, 2018 was determined using the Black-Scholes-Merton model on the date of grant with the following assumptions:

(i) Risk-free interest rate:	2.14%
(ii) Expected volatility:	47%
(iii) Average option life in years:	7
(iv) Expected dividends:	--
(v) Grant date share price:	$9.56
(vi) Option exercise price:	$9.56
(vii) Grant date fair value:	$4.83

(2)

Fiscal Year 2016: A total of 245,000 stock options were granted to the Named Executive Officers of the Corporation effective April 7, 2017 as part of the long-term incentive program for work performed in the 2016 fiscal year. However, these options were not included in the previous year table because their value was unknown at the time the decision to grant them to Named Executive Officers was made. We have included the value of these

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options in the compensation paid to Named Executive Officers for the fiscal year ended November 30, 2017. See notes (6), (8), (10), (12) and (14) below for a description of the number of options granted to each Named Executive Officer.

The value of the option-based awards granted on April 7, 2017 was determined using the Black-Scholes-Merton model on the date of grant with the following assumptions:

(i) Risk-free interest rate:	1.55%
(ii) Expected volatility:	55%
(iii) Average option life in years:	8
(iv) Expected dividends:	--
(v) Grant date share price:	$5.85
(vi) Option exercise price:	$5.96
(vii) Grant date fair value:	$3.52

(3)

Fiscal Year 2016: The value of the option-based awards for the fiscal year ended November 30, 2016 was determined using the Black-Scholes-Merton model on the date of grant with the following assumptions:

(i) Risk-free interest rate:	1.13%
(ii) Expected volatility:	79.64%
(iii) Average option life in years:	8
(iv) Expected dividends:	--
(v) Grant date share price:	$2.01
(vi) Option exercise price:	$2.01
(vii) Grant date fair value:	$1.39

(4)

Pension value consists of the amount of the contribution made by the Corporation to a Named Executive Officer’s registered retirement savings plan. The Corporation has a group-RRSP for all of its employees under which the Corporation matches every dollar invested by an employee in such group-RRSP but up to three percent (3%) of the annual base salary of each employee, except with respect to (i) Executive Officers where the Corporation’s contribution is not subject to such three percent (3%) limit and (ii) Mr. Luc Tanguay. Under the terms of Mr. Tanguay’s employment agreement, the Corporation agreed to contribute on an annual basis to Mr. Tanguay’s RRSP to the fullest amount permissible under Canadian laws.

(5)

All other compensation includes perquisites and other form of compensation (such as retention or signing bonuses) not described in the other columns. Perquisites for each Named Executive Officer have not been included since they do not meet the prescribed threshold of the lesser of $50,000 and 10% of each of the respective Named Executive Officer’s salary in the last fiscal year.

(6)	Represents 74,948 options granted on April 6, 2018 and 110,000 options granted on April 7, 2017.

(7)	Represents 165,000 options granted on April 4, 2016.

(8)	Represents 28,986 options granted on April 6, 2018 and 40,000 options granted on April 7, 2017.

(9)	Represents 175,000 options granted on April 4, 2016, 125,000 of which were granted as part of Mr. Dubuc’s employment agreement when he joined the Corporation.

(10)	Represents 28,986 options granted on April 6, 2018 and 40,000 options granted on April 7, 2017.

(11)	Represents 50,000 options granted on April 4, 2016.

(12)	Represents 28,986 options granted on April 6, 2018 and 40,000 options granted on April 7, 2017.

(13)	Represents 50,000 options granted on April 4, 2016.

(14)	Represents 14,493 options granted on April 6, 2018 and 15,000 options granted on April 7, 2017.

(15)	Represents 30,000 options granted on April 4, 2016.

4.             Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

During the fiscal year ended November 30, 2017, no DSUs were issued to the Named Executive Officers and 245,000 options to purchase Common Shares were granted to the Named Executive Officers.

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The table below details the outstanding option-based awards and share-based awards as at November 30, 2017 for each of the Named Executive Officers.

	Option-Based Awards				Share-Based Awards(1)

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(3) ($)
Luc Tanguay President and Chief Executive Officer	20,000	1.80	2018.12.18	103,000			191,625	(4)
	25,000	3.84	2019.12.08	77,750
	200,000	0.38	2022.12.20	1,314,000
	300,000(5)	1.11	2025.04.30	1,752,000
	165,000(6)	2.01	2026.04.04	815,100
	110,000(7)	5.96	2027.04.07	108,900
Philippe Dubuc Senior Vice President and Chief Financial Officer	175,000(8)	2.01	2026.04.04	864,500	--	--	--
	40,000(9)	5.96	2027.04.07	39,600
Lyne Fortin Senior Vice President and Chief Commercial Officer	125,000	0.50	2023.12.13	806,250	--	--	--
	50,000(10)	2.01	2026.04.04	247,000
	40,000(11)	5.96	2027.04.07	39,600
Christian Marsolais Senior Vice President and Chief Medical Officer	1,000	8.50	2018.01.30	Nil			43,868	(12)
	65,000	1.80	2018.12.18	334,750
	35,000	3.84	2019.12.08	108,850
	125,000	0.38	2022.12.20	821,250
	50,000(13)	2.01	2026.04.04	247,000
	40,000(14)	5.96	2027.04.07	39,600
Jocelyn Lafond Vice President, Legal Affairs and, Corporate Secretary	65,000	1.80	2018.12.18	334,750			34,750	(15)
	30,000	3.84	2019.12.08	93,300
	125,000	0.38	2022.12.20	821,250
	30,000(16)	2.01	2026.04.04	148,200
	15,000(17)	5.96	2027.04.07	14,850

(1)	Share-based awards are comprised of DSUs issued under the DSU Plan.

(2)

The value of unexercised in-the-money options is determined by multiplying the difference between the exercise price of the options and the closing price of the Common Shares as at November 30, 2017 ($6.95) on the TSX by the number of options held as at November 30, 2017.

(3)

The market or payout value of share-based awards that have vested as at November 30, 2017 is determined by multiplying the closing price of the Common Shares as at November 30, 2017 ($6.95) on the TSX by the number of share-based awards held as at November 30, 2017. DSUs may only be redeemed when a Beneficiary leaves his/her position with the Corporation.

(4)	Represents 27,572 DSUs granted on December 15, 2010.

(5)

100,000 of these options vested on April 30, 2016 and an additional 100,000 options vested on April 30, 2017. 100,000 options will vest on April 30, 2018. Therefore, as at November 30, 2017, 100,000 of these options could not be exercised.

(6)

55,000 of these options vested on April 4, 2017 and an additional 55,000 vested on April 4, 2018. 55,000 options will vest on April 4, 2019. Therefore, as at November 30, 2017, 110,000 options could not be exercised.

(7)

36,666 of these options vested on April 7, 2018. 36,667 options will vest on April 7, 2019 and an additional 36,667 options will vest on April 7, 2020. Therefore, as at November 30, 2017, none of these options could be exercised.

(8)

58,333 of these options vested on April 4, 2017 and an additional 58,333 vested on April 4, 2018. 58,334 options will vest on April 4, 2019. Therefore, as at November 30, 2017, 116,667 of these options could not be exercised.

(9)

13,333 of these options vested on April 7, 2018. 13,334 options will vest on April 7, 2019 and an additional 13,334 options will vest on April 7, 2020. Therefore, as at November 30, 2017, none of these options could be exercised.

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(10)

16,666 of these options vested on April 4, 2017 and an additional 16,667 options vested on April 4, 2018. 16,667 options will vest on April 4, 2019. Therefore, as at November 30, 2017, 33,334 of these options could not be exercised.

(11)

13,333 of these options vested on April 7, 2018. 13,334 options will vest on April 7, 2019 and an additional 13,334 options will vest on April 7, 2020. Therefore, as at November 30, 2017, none of these options could be exercised.

(12)	Represents 6,312 DSUs granted on December 15, 2010.

(13)

16,666 of these options vested on April 4, 2017 and an additional 16, 667 options vested on April 4, 2018. 16,667 options will vest on April 4, 2019. Therefore, as at November 30, 2017, 33,334 of these options could not be exercised.

(14)

13,333 of these options vested on April 7, 2018. 13,334 options will vest on April 7, 2019 and an additional 13,334 options will vest on April 7, 2020. Therefore, as at November 30, 2017, none of these options could be exercised.

(15)	Represents 5,000 DSUs granted on December 15, 2010.

(16)

10,000 of these options vested on April 4, 2017 and an additional 10,000 options vested on April 4, 2018. 10,000 options will vest on April 4, 2019. Therefore, as at November 30, 2017, 20,000 of these options could not be exercised.

(17)

5,000 of these options vested on April 7, 2018. 5,000 will vest on April 7, 2019 and an additional 5,000 will vest on April 7, 2020. Therefore, as at November 30, 2017, none of these options could be exercised.

Incentive Plan Awards – Value vested or earned during the year

The table below shows the value vested or earned during the fiscal year ended November 30, 2017 under each incentive plan for each of the Named Executive Officers.

Name	Option-based awards- Value vested during the year (1) ($)	Share-based awards- Value vested during the year ($)	Non-equity incentive plan compensation- Value earned during the year ($)
Luc Tanguay President and Chief Executive Officer	778,800(2)	Nil	242,000
Philippe Dubuc Senior Vice President and Chief Financial Officer	230,999(3)	Nil	107,000
Lyne Fortin Senior Vice President and Chief Commercial Officer	161,414(4)	Nil	123,000
Christian Marsolais Senior Vice President and Chief Medical Officer	65,997(5)	Nil	110,000
Jocelyn Lafond Vice President, Legal Affairs and Corporate Secretary	39,600(6)	Nil	70,000

(1)

The value is determined by assuming that the options vested during the financial year would have been exercised on the vesting date. The value corresponds to the difference between the closing price of the Common Shares on the TSX on the vesting date and the exercise price of the options on that date.

(2)

55,000 options having an exercise price of $2.01 per Common Share vested on April 4, 2017. The closing price of the Common Shares on the TSX on that date was $5.97. 100,000 options having an exercise price of $1.11 per Common Share vested on April 30, 2017. The TSX was closed for business on that date and the value of the Common Shares on the next ensuing business day (May 1, 2017) was $6.72.

(3)	58,333 options having an exercise price of $2.01 per Common Share vested on April 4, 2017. The closing price of the Common Shares on the TSX on that date was $5.97.

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(4)

41,667 options having an exercise price of $0.50 per Common Share vested on December 13, 2016. The closing price of the Common Shares on the TSX on that date was $2.79. 16,666 options having an exercise price of $2.01 per Common Shares vested on April 4, 2017. The closing price of the Common Shares on the TSX on that date was $5.97.

(5)	16,666 options having an exercise price of $2.01per Common Share vested on April 4, 2017. The closing price of the Common Shares on the TSX on that date was $5.97.

(6)	10,000 options having an exercise price of $2.01 per Common Share vested on April 4, 2017. The closing price of the Common Shares on the TSX on that date was $5.97.

5.        Termination and Change of Control Provisions

Below is a summary of the employment agreements of each of the Named Executive Officers together with a table detailing the value of the severance payment that would be payable by the Corporation to each of them pursuant to his/her employment agreement if one of the events described in the table had occurred on November 30, 2017.

Luc Tanguay

President and Chief Executive Officer

The Corporation entered into an employment agreement with Mr. Luc Tanguay on October 30, 2001, as amended on May 9, 2002, June 7, 2004, February 8, 2006, July 12, 2012 and August 16, 2013. On October 31, 2017, the Corporation entered into an amended and restated employment agreement with Mr. Tanguay. The employment agreement, which is for an indefinite term, provides that Mr. Tanguay will receive an annual base salary of $480,237, which will be reviewed on an annual basis by the Board of the Corporation. The employment agreement also provides that he will be entitled to a bonus in an amount representing up to 50% of his annual base salary subject to the attainment of annual objectives set by the Board. The employment agreement also provides that Mr. Tanguay is entitled to receive options under the Option Plan and is entitled to participate in any incentive program developed by the Board or any committee thereof. Mr. Tanguay agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation. The Corporation may terminate the employment of Mr. Tanguay at any time upon (i) the resignation of Mr. Tanguay; (ii) the failure by Mr. Tanguay to provide his services as contemplated for in the employment agreement; (iii) the incapacity of Mr. Tanguay to provide his services for a period of six consecutive months; (iv) serious reason; and (v) the mutual agreement of the Corporation and Mr. Tanguay. In all such cases Mr. Tanguay will not be entitled to a severance pay.

Pursuant to the amended and restated employment agreement, if Mr. Tanguay wishes to retire as President and Chief Executive Officer of the Corporation, he must provide the Corporation with a six-month notice prior to retiring. The Corporation may also request that Mr. Tanguay retire upon six-month notice. This six-month notice period can be reduced by either the Corporation or Mr. Tanguay, in which case Mr. Tanguay will be entitled to all of the Corporation’s benefits to which he was then entitled for the residual period as if he was still employed by the Corporation for a period of six months. Upon the effective date of his retirement, Mr. Tanguay will be entitled to receive a retirement allocation of $1,000,000, the form and mode of payment of which will be determined between Mr. Tanguay and the Corporation. No timeline has been set in connection with Mr. Tanguay’s retirement. Upon Mr. Tanguay’s retirement or upon his office with the Corporation terminating or ending other than for serious reason, all unvested stock options granted to Mr. Tanguay prior to April 30, 2017 will vest automatically on his last day of office. All other stock options held by Mr. Tanguay will remain subject to their respective initial vesting conditions and the terms of the Option Plan.

The amended and restated employment agreement further provides that, in the event of the termination of the employment agreement by the Corporation, except for serious reason, within 24 months of a “Change of Control” of the Corporation, the Corporation will make a one-time lump-sum payment to Mr. Tanguay in an amount equal to all of the following: (i) 24 months of his annual base

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salary; (ii) 200% of his targeted annual bonus calculated on his annual base salary; and (iii) the cash value of the Corporation’s benefits to which he was then entitled in the last 24 months. In the event of the termination of the employment agreement by Mr. Tanguay at his sole discretion during the twelve month period following the occurrence of a “Change of Control” of the Corporation, the Corporation will make a one-time lump-sum payment to Mr. Tanguay in an amount equal to all of the following: (i) twelve months of his annual base salary; (ii) 100% of his targeted annual bonus calculated on his annual base salary; and (iii) the cash value of the Corporation’s benefits to which he was then entitled in the last twelve months. In Mr. Tanguay’s employment agreement, a “Change of Control” is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of take-over bid, merger, amalgamation, arrangement or other similar transactions, of at least 40% of the outstanding voting securities of the Corporation. The sale of all or substantially all of the assets of the Corporation, as described in the employment agreement, is also deemed to be a “Change of Control”.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards (2) ($)
Retirement (3)	1,000,000	4,170,750	191,625

Termination of Employment in the event of a Change of Control(4)	1,500,632	4,170,750	191,625

Voluntary Resignation in the event of a Change of Control(4)	750,316	4,170,750	191,625

Voluntary Resignation (other than for retirement)	--	2,934,450	191,625

(1)

The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on the TSX on November 30, 2017 ($6.95) and the respective exercise price of each vested option as at November 30, 2017.

(2)

The value of the share-based awards assumes that upon the occurrence of an event, all DSUs are redeemed. The value of share-based awards is determined by multiplying the number of DSUs held as at November 30, 2017 by the closing price of the Common Shares on the TSX on November 30, 2017 ($6.95).

(3)

Under the terms of Mr. Tanguay’s employment agreement, all 320,000 unvested options he held as at November 30, 2017 will become vested. Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a 180-day period after the termination date.

(4)

In computing the value of the options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of the Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on November 30, 2017 on the TSX ($6.95) would be exercised.

Philippe Dubuc

Senior Vice President and Chief Financial Officer

The Corporation entered into an employment agreement for an indeterminate term with Mr. Philippe Dubuc on February 24, 2016. In addition to his base salary, Mr. Dubuc was entitled to receive 125,000 stock options of the Corporation vesting as to 41,666 on the first and second anniversary date of the date of grant with the remaining 41,668 vesting on the third anniversary date of the date of grant. These options were granted on April 4, 2016. Mr Dubuc is eligible to participate in the Corporation’s benefits program and is eligible to receive an annual bonus based on attainment of objectives set annually by the President and Chief Executive Officer. Mr. Dubuc is also entitled to receive options under the Option Plan and is eligible to participate in any incentive program developed by the Board or any committee thereof. Under the terms of his agreement, Mr. Dubuc agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates Mr. Dubuc’s employment without just and sufficient cause or further to an internal reorganization, he will receive an amount equal to twelve (12) months of his annual base salary (excluding bonus and the value of other benefits to which he is entitled). In the event of a “Change of Control” resulting in the termination of Mr. Dubuc’s employment without just

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and sufficient cause within twelve (12) months of such “Change of Control”, his employment agreement provides for an indemnity equal to the higher of (i) the value of the time-period related to the reasonable notice to be provided to Mr. Dubuc under applicable civil law and (ii) twelve (12) months of his annual base salary and 100% of his targeted annual bonus. In Mr. Dubuc’s agreement, a “Change of Control is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of take-over bid, merger, amalgamation, arrangement or other similar transactions, of at least 40% of the outstanding voting securities of the Corporation. In Mr. Dubuc’s agreement, the sale of all or substantially all of the assets of the Corporation is also deemed a “Change of Control”.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards (2) ($)

Retirement (3)	--	288,165	Nil

Termination of Employment without Just Cause (3)	283,250	288,165	Nil

Termination of Employment in the event of a Change of Control(4)	396,550(5)	904,100	Nil

Voluntary Resignation in the event of a Change of Control(4)	--	904,100	Nil

Voluntary Resignation (3)	--	288,165	Nil

(1)

The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on November 30, 2017 on the TSX ($6.95) and the respective exercise price of each vested option as at November 30, 2017.

(2)	Mr. Philippe Dubuc does not hold any share-based awards.

(3)	Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a 180-day period after the termination date.

(4)

In computing the value of the options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of the Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on November 30, 2017 on the TSX ($6.95) would be exercised.

(5)	Assumes that Mr. Dubuc receives twelve (12) months of his annual base salary and 100% of his targeted bonus over his twelve (12) month annual base salary.

Lyne Fortin

Senior Vice President and Chief Commercial Officer

The Corporation entered into an employment agreement for an indeterminate term with Mrs. Lyne Fortin on December 13, 2013. Upon the execution of her employment agreement, Mrs Fortin received a $17,500 signing bonus and was granted 125,000 options at an exercise price of $0.50 per share. These options vest in equal tranches over a three year period. The first two tranches aggregating 83,333 were vested on November 30, 2016. The last tranche of 41,667 was not vested as at November 30, 2016 but vested on December 13, 2016. In addition to her base salary, Mrs. Fortin is entitled to the Corporation’s benefits program and is eligible to receive an annual bonus based on attainment of objectives set annually by the President and Chief Executive Officer. Mrs. Fortin is also entitled to receive options under the Option Plan and is eligible to participate in any incentive program developed by the Board or any committee thereof. Under the terms of her agreement, Mrs. Fortin agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates Mrs. Fortin’s employment without just and sufficient cause or further to an internal reorganization, she will receive an amount equal to twelve (12) months of her annual base salary (excluding bonus and the value of other benefits to which she is entitled). In the event of a “Change of Control” resulting in the termination of Mrs. Fortin’s employment without just and sufficient cause within twelve (12) months of such “Change of

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Control”, her employment agreement provides for an indemnity equal to the higher of (i) the value of the time-period related to the reasonable notice to be provided to Mrs. Fortin under applicable civil law and (ii) twelve (12) months of her annual base salary and 100% of her targeted annual bonus. In Mrs. Fortin’s agreement, a “Change of Control is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of take-over bid, merger, amalgamation, arrangement or other similar transactions, of at least 40% of the outstanding voting securities of the Corporation. In Mrs. Fortin’s agreement, the sale of all or substantially all of the assets of the Corporation is also deemed a “Change of Control”.

Events	Severance ($)		Value of Stock Options(1) ($)	Value of share- based awards (2) ($)

Retirement (3)	--		888,580	Nil

Termination of Employment without Just Cause (3)	290,388		888,580	Nil

Termination of Employment in the event of a Change of Control(4)	421,063	(5)	1,092,850	Nil

Voluntary Resignation in the event of a Change of Control(4)	--		1,092,850	Nil

Voluntary Resignation (3)	--		888,580	Nil

(1)

The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on November 30, 2017 on the TSX ($6.95) and the respective exercise price of each vested option as at November 30, 2017.

(2)	Mrs. Fortin does not hold any share-based awards.

(3)	Under the Option Plan, the termination of a person’s employment with the Corporation entitles her to exercise her vested options over a 180-day period after the termination date.

(4)

In computing the value of the options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of the Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on November 30, 2017 on the TSX ($6.95) would be exercised.

(5)	Assumes that Mrs. Fortin receives twelve (12) months of her annual base salary and 100% of her targeted bonus over her twelve (12) month annual base salary.

Christian Marsolais

Senior Vice President and Chief Medical Officer

The Corporation entered into an employment agreement for an indeterminate term with Mr. Christian Marsolais on April 13, 2007. His agreement was subsequently amended on May 23, 2012 and July 17, 2012. An amended and restated employment agreement was entered into on December 21, 2012 between Mr. Marsolais and the Corporation. The amended and restated employment agreement was entered into to reflect Mr. Marsolais’ new position as Senior Vice President, Medical Affairs, to provide cash incentive payments upon the occurrence of certain defined future events related to the filing and approval of EGRIFTATM in certain Latin American countries and in Europe, to increase its targeted bonus rate from 33 1/3% to 40%, to revise and add new restrictive covenants in favour of the Corporation and to amend his severance payment conditions in the event the Corporation terminates his employment without just and sufficient cause. In addition to his base salary, Mr. Marsolais is entitled to the Corporation’s benefits program and is eligible to receive an annual bonus based on attainment of objectives set annually by the President and Chief Executive Officer. Mr. Marsolais is also entitled to receive options under the Option Plan and is eligible to participate in any incentive program developed by the Board or any committee thereof. Under the terms of his agreement, Mr. Marsolais agreed to non-competition, non-solicitation, non-disclosure, standstill and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates Mr. Marsolais’ employment without just and sufficient cause, he will receive

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an amount equal to eighteen (18) months of his annual base salary (excluding bonus and the value of other benefits to which he is entitled). In the event of a “Change of Control” resulting in the termination of Mr. Marsolais’ employment without just and sufficient cause within twelve (12) months of such “Change of Control”, his employment agreement provides for an indemnity equal to the higher of (i) the value of the time-period related to the reasonable notice to be provided to Mr. Marsolais under applicable civil law and (ii) eighteen (18) months of his annual base salary and 100% of his targeted annual bonus. In Mr. Marsolais’ agreement, a “Change of Control is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of take-over bid, merger, amalgamation, arrangement or other similar transactions, of at least 40% of the outstanding voting securities of the Corporation. In Mr. Marsolais’ agreement, the sale of all or substantially all of the assets of the Corporation is also deemed a “Change of Control”.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards(2) ($)

Retirement (3)	--	1,347,180	43,868

Termination of Employment without Just Cause (3)	436,131	1,347,180	43,868

Termination of Employment in the event of a Change of Control(4)	552,433(5)	1,551,450	43,868

Voluntary Resignation in the event of a Change of Control(4)	--	1,551,450	43,868

Voluntary Resignation (3)	--	1,312,180	43,868

(1)

The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on November 30, 2017 on the TSX ($6.95) and the respective exercise price of each vested option as at November 30, 2017.

(2)

The value of the share-based awards assumes that upon the occurrence of an event, all DSUs are redeemed. The value of share-based awards is determined by multiplying the number of DSUs held as at November 30, 2017 by the closing price of the Common Shares on the TSX on November 30, 2017 ($6.95).

(3)	Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a 180-day period after the termination date.

(4)

In computing the value of the options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of its Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on November 30, 2017 on the TSX ($6.95) would be exercised.

(5)	Assumes that Mr. Marsolais receives eighteen (18) months of his annual base salary and 100% of his targeted bonus over his twelve (12) month annual base salary.

Jocelyn Lafond

Vice President, Legal Affairs, and Corporate Secretary

The Corporation entered into an employment agreement for an indeterminate term with Mr. Jocelyn Lafond on March 27, 2007 and an amendment was subsequently entered into on July 5, 2012. In addition to his base salary, Mr. Lafond is entitled to the Corporation’s benefit programs and is eligible to receive an annual bonus based on attainment of objectives set annually by the President and Chief Executive Officer. Mr. Lafond is entitled to receive options under the Option Plan and DSUs under the DSU Plan. Under the terms of his agreement, Mr. Lafond agreed to non-disclosure and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates Mr. Lafond’s employment without just and sufficient cause, he will receive an amount equal to twelve (12) months of his annual base salary (excluding bonus and the value of other benefits to which he is entitled). Furthermore, in the event of a “Change of Control” resulting in the termination of Mr. Lafond’s employment without just and sufficient cause within twenty-four

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(24) months of such “Change of Control” or if he resigns of his own free will during such period, his employment agreement provides for an indemnity equal to the higher of (i) the value of the time-period related to the reasonable notice to be provided to Mr. Lafond under applicable civil law and (ii) twelve (12) months of his annual base salary and 100% of his targeted annual bonus. In Mr. Lafond’s agreement, a “Change of Control” is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of take-over bid, merger, amalgamation, arrangement or other similar transactions, of at least 40% of the outstanding voting securities of the Corporation. In Mr. Lafond’ agreement, the sale of all or substantially all of the assets of the Corporation is also deemed a “Change of Control”.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards(2) ($)

Retirement (3)	--	1,303,650	34,750

Termination of Employment without Just Cause (3)	263,989	1,303,650	34,750

Termination of Employment in the event of a Change of Control(4)	351,976(5)	1,412,350	34,750

Voluntary Resignation in the event of a Change of Control(4)	351,976(5)	1,412,350	34,750

Voluntary Resignation (3)	--	1,303,650	34,750

(1)

The value assumes that upon the occurrence of an event, all vested options would be exercised. The value is the difference between the closing price of the Common Shares on November 30, 2017 on the TSX ($6.95) and the respective exercise price of each vested option as at November 30, 2017.

(2)

The value of the share-based awards assumes that upon the occurrence of an event, all DSUs are redeemed. The value of share-based awards is determined by multiplying the number of DSUs held as at November 30, 2017 by the closing price of the Common Shares on the TSX on November 30, 2017 ($6.95).

(3)	Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a 180-day period after the termination date.

(4)

In computing the value of the stock options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of its Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on November 30, 2017 on the TSX ($6.95) would be exercised.

(5)	Assumes that Mr. Lafond receives twelve (12) months of his annual base salary and 100% of his targeted bonus over his twelve (12) month annual base salary.

6.      Performance Graph

The following graph compares a cumulative annual total shareholder return on a $100 investment in the Common Shares against a cumulative total shareholder return on the composite index S&P/TSX assuming that all dividends are reinvested (“S&P”), the NASDAQ Biotechnology Index (“NBI”) and the AMEX Biotechnology Index (“BTK”).

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	2012	2013	2014	2015	2016	2017

Theratechnologies	100,0	102,0	145,1	639,2	1196,1	2780,0

S&P / TSX Composite Index	100,0	109,4	120,5	118,2	123,2	131,3

Amex Biotechnology Index (BTK)	100,0	150,3	223,4	246,3	207,8	276,1

NASDAQ Biotechnology (NBI)	100,0	161,8	219,9	241,9	198,1	228,7

The trend shown in the above performance graph indicates that, since 2014, the annual total shareholder return on a $100 investment in the Common Shares outperformed the S&P, the BTK and the NBI.

On November 30, 2012, the closing price of the Common Shares was $0.25 and, as at November 30, 2017, the closing price of the Common Shares was $6.95, thus representing an increase of $6.70. Between November 30, 2012 ($0.25) and November 30, 2017 ($6.95), the return on the Common Shares was 2780%.

The value of the total compensation received by each Named Executive Officers over the past five years, as they then were, excluding special payments such as signing bonus and retention bonus, decreased by 5% between 2013 and 2014 and increased by 3% between 2014 and 2015. Between 2015 and 2016 and between 2016 and 2017, the value of the total compensation received by each Named Executive Officers increased by 39% and 56%, respectively.

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ITEM IV. CORPORATE GOVERNANCE DISCLOSURE

The Board considers corporate governance to be important to the effective operations of the Corporation and to ensure that the Corporation is managed so as to optimize shareholder value. The Nominating and Corporate Governance Committee is responsible for examining the Corporation’s needs in this regard and addressing all issues that may arise from its practices. This Committee ensures that the Corporation’s corporate governance practices comply with Regulation 58-101 respecting Disclosure of Corporate Governance Practices (Québec) and oversees their disclosure according to the guidelines described in Policy Statement 58-201 to Corporate Governance Guidelines (Québec) (hereinafter collectively referred to as the “Regulation”).

The table below details the corporate governance requirements under the Regulation and the position of the Corporation vis-à-vis each of them.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT		COMMENTS

1.	(a) Disclose the identity of directors who are independent.

“Independence” is defined in Section 1.4 of Regulation 52-110 respecting Audit Committees. After review of the definition of “independence”, the Nominating and Corporate Governance Committee determined that the following directors were “independent” within the meaning of the Regulation in the last fiscal year:

-  Gérald A. Lacoste;

-  Dale MacCandlish-Weil;

-  Paul Pommier;

-  Dawn Svoronos; and

-  Jean-Denis Talon.

In addition, the Nominating and Corporate Governance Committee determined that the following nominees proposed for election at the Meeting are “independent” within the meaning of the Regulation:

-  Gérald A. Lacoste;

-  Dale MacCandlish-Weil;

-  Paul Pommier;

-  Dawn Svoronos; and

-  Jean-Denis Talon.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

In reviewing the definition of “independence” under Section 1.4 of Regulation 52-110 respecting Audit Committees the Nominating and Corporate Governance Committee determined that the following nominee proposed for election at the Meeting was not “independent”:

-  Luc Tanguay.

The determination was based on his position with the Corporation. Mr. Tanguay is the President and Chief Executive Officer of the Corporation.

(c)   Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the board of directors (the “Board”) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

Five (5) of the six (6) directors were independent from the Corporation in the last fiscal year.

Five (5) of the six (6) nominees proposed for election to the Board are independent from the Corporation.

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(d)   If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Dawn Svoronos is a director of PTC Therapeutics, Inc. and Xenon Pharmaceuticals Inc.

(e)   Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held during the last fiscal year ended November 30, 2017. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

As a matter of routine, the chair of the Board assess with the other independent directors after each meeting of the Board whether a meeting without the non-independent director is required.

There were five (5) meetings of the independent directors in the financial year ended November 30, 2017.

The committees of the Board are composed of independent directors and, whenever non-independent directors attend the committee meetings, the chair of the committee assesses with the independent directors after each meeting of the committee whether a meeting without the non-independent director is required.

(f)   Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director this independent, describe what the Board does too provide leadership for its independent directors.

The chair of the Board, Dawn Svoronos, is independent.

The chair of the Board’s role and responsibilities consist in:

-  Representing the Corporation vis-à-vis shareholders and members of the public;

-  Preparing the agendas for all Board meetings;

-  Presiding over each Board meeting and shareholders meeting;

-  Coordinating with the chairs of the Board committees on topics to be discussed at committee meetings;

-  Following-up with the president and chief executive officer of the Corporation on material matters occurring in the normal course of business of the Corporation;

-  Assessing the circumstances requiring the holding of special meetings of the Board; and

-  Following-up with committee chairs on topics discussed at Board meetings.

	(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	See the information in the tables provided for each nominee under “Election of directors – Nominees”.

2.	Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	See Appendix “A” attached to this Circular.

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3.

(a)   Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has not developed written position descriptions for the chair of the Board and the chair of each Board committee. The persons acting as chair of the Board and chairs of Board committees have the experience and necessary expertise to assess the role they must play in the context of a public company. See Section 1 (f) above for a description of the role and responsibilities of the chair of the Board.

The role and responsibilities of the chair of each Board committee consist in:

-  Preparing the agendas for each Committee meeting;

-  Presiding over each committee meeting;

-  Following-up on matters discussed at committee meetings, if and when necessary; and

-  Reporting to the Chair of the Board and the Board.

(b)   Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board and the CEO have not developed a written position description for the CEO. However, the Board set the following expectations with respect to the role and responsibilities of the individual currently holding the position of President and Chief Executive Officer:

-  Representing the Corporation vis-à-vis shareholders and members of the public;

-  Supervising work over the commercialization of EGRIFTA® in the United States and Canada;

-  Supervising work related to the launch of ibalizumab;

-  Supervising work related to alliance management;

-  Canvassing the potential acquisition or in-licensing of new products and supervising the negotiation of agreements related to such transactions;

-  Overseeing the control of expenses;

-  Having leadership skills;

-  Understanding of finance;

-  Reporting to the Board; and

-  Maintaining good relationships with shareholders, employees and members of the public.

All activities conducted by the Corporation that are not conducted in the “normal course of business” of the Corporation are discussed at the Board level. The chair has frequent communications with the President and Chief Executive Officer and is aware of situations that do not qualify as “normal course of business”.

4.	(a) Briefly describe what measures the Board takes to orient new members regarding: (i) the role of the Board, its committees and its Directors, and (ii) the nature and operation of issuer’s business.	The Board has a “Director Orientation and Continuing Education Policy” in place for new directors. For a description of this policy, see Appendix “B” to this Circular.

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(b)   Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Board oversees continuing education that is provided to the directors. Continuing education is provided in the following form:

-  Articles and books on topics relating to the Corporation’s business, competitors, corporate governance and regulatory matters are provided to directors;

-  At Board meetings, members of management are invited to present on business activities;

-  Consultants offer seminars on various topics relating to the business of the Corporation;

-  Directors attending conferences or seminar addressing relevant topics to the Corporation.

5.

(a)   Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:

(i) disclose how a person may obtain the code;

(ii)  describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

The Board has adopted a Code of ethics (the “Code”) on February 18, 2011. The Code was amended on December 19, 2017.

The Code is available on the website of the Corporation at www.theratech.com under the section “Investor Centre - Corporate Governance – Code of ethics”.

The Board monitors compliance with the Code by requiring that all employees and executive officers certify on a yearly basis that they have read, understood and agreed to be bound by the Code. The Board also relies on management to report any conduct that is contrary to the Code to the chair of the Board or the chair of the Nominating and Corporate Governance Committee.

(iii)  provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year ended that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Corporation has not filed any material change report pertaining to any conduct of a director or executive officer that departs from the Code in the last fiscal year.

(b)   Describe any steps the Board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board does not take any particular steps to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest. The Board relies on the loyalty, integrity and honesty of its directors to declare any interest a director has or may have in a transaction or an agreement. Corporate laws, the general by-laws of the Corporation and the Code require that a director disclose any interest it may have or has in any transaction or agreement. In the event a director has any such interest, the director will be asked to leave the Board or committee meeting during which discussions regarding the transaction or agreement will take place. The director will not be entitled to vote on any resolution regarding such transaction or agreement.

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

Other than having adopted the Code, the Board does not take any other particular step to encourage and promote a culture of ethical business conduct. It relies on the honesty and loyalty of each individual and the consequences an individual would suffer if his/her ethical business conduct was inadequate.

6.

(a)   Describe the process by which the Board identifies new candidates for Board nomination.

(b)   Disclose whether or not the Board has a nominating committee composed entirely of independent Directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The Nominating and Corporate Governance Committee of the Board is responsible to identify new candidates for Board nomination. The Nominating and Corporate Governance Committee was comprised of three (3) independent directors in the fiscal year ended November 30, 2017, namely:

-  Gérald A. Lacoste (chair);

-  Dale MacCandlish-Weil; and

-  Dawn Svoronos

The identification of new candidates is undertaken after the Board has assessed the needs of the Corporation and the expertise at the Board level to meet those needs. The identification of new candidates may be done in different ways:

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-  Knowledge by a Board member of one or more persons having the skills, experience, time and commitment required to act as directors of the Corporation; or

-  Retaining the services of a third-party specialized in the recruitment of directors.

Prior to retaining any individual to act as director of the Corporation, the individual will be met by the chair of the Board and other Board members. In addition, the individual’s history will be reviewed.

	(c) If the Board has a nominating committee, describe the responsibilities, powers and operations of the nominating committee.	The responsibilities, powers and operation of the Nominating and Corporate Governance Committee are described in Appendix “C” to this Circular.

7.	(a) Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Board has delegated to the Compensation Committee the evaluation and assessment of the compensation of the Corporation’s directors and executive officers.

The Compensation Committee meets at least once a year at the end of the fiscal year of the Corporation. During this meeting, the Compensation Committee reviews, among other things, the compensation of the Corporation’s executive officers for the ensuing fiscal year and assess the performance of each executive officer against the Corporation’s annual objectives and an executive officer’s objectives to determine whether an executive officer is entitled to a bonus in the form of cash or stock options for his past services. The Compensation Committee has the power to retain the services of third parties to help in the determination of the annual compensation of an executive officer. Where the Compensation Committee does not retain the services of a third party, the Compensation Committee may review publicly-available information regarding the compensation of executive officers holding a position similar to the position under review or purchase such information from third parties. The Compensation Committee will also take into consideration publicly-available information relating to the average percentage increase in a particular year of the compensation generally paid to executive officers.

The Compensation Committee reviews, from time to time, the compensation of the directors and members of the Board committees. The Compensation Committee has the power to retain the services of third parties to assist its members determining the compensation of directors and committee members.

The Compensation Committee makes recommendations to the Board on the compensation to be paid to executive officers and directors and the Board has complete discretion to accept, reject or amend any recommendation made by the Compensation Committee.

(b)   Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Compensation Committee was comprised of three (3) independent directors in the fiscal year ended November 30, 2017, namely: - Paul Pommier; - Jean-Denis Talon (chair); and - Dawn Svoronos

	(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The responsibilities, powers and operation of the Compensation Committee are described in Appendix “D” to this Circular.

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8.	If the Board has standing committees other than the audit, compensation, nominating committees, identify the committees and describe their function.	None

9.

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committee, and its individual directors are performing effectively.

The Nominating and Corporate Governance Committee is responsible to ensure that a process is in place for the review of the performance of individual directors, the Board as a whole, the Board committees, as well as the Board and Committee Chairs.

Assessments are done on an on-going basis.

In general, every two years, the Nominating and Corporate Governance Committee reviews and approves a performance evaluation questionnaire that is forwarded to members of the Board. This questionnaire covers a wide range of issues and allows for comments and suggestions. The questionnaire covers Board and individual director performance as well as that of Board committees, and the Board and committee chairs.

The responses to the questionnaire are sent on a no-name basis to the Corporate Secretary or an outside third party for review and compilation. The Corporate Secretary or this outside third party then communicates with the chair of the Nominating and Corporate Governance Committee to review the responses and the chair of the Nominating and Corporate Governance Committee communicates with the chair of the Board to provide him/her with the results. The chair of the Board then communicates with each director to discuss the Board and Board Committee evaluations as well as individual director performance, including that of the Board and committee chairs.

The chair of the Board then reports the results to the Board.

No formal process regarding the assessment of the Board was conducted in the last fiscal year.

10.

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and if so, include a description of those director term limits or other mechanisms of board renewal.

Theratechnologies has adopted a policy regarding term limits, a summary of which is provided under “Item II - Subjects to be treated at the meeting – Election of Directors – Directors’ Mandatory Retirement Policy”.

11.

(a)   Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

Theratechnologies has not adopted a written policy relating to the identification and nomination of women directors. The Board desires to have discretion in selecting candidates since it has determined that it would be inappropriate for Theratechnologies to require that a minimum percentage of candidates at the Board or executive levels be comprised of women.

However, at a Board meeting held in February 2017, the Board approved an amendment to the Charter of the Nominating and Corporate Governance Committee to embed in such Charter the obligation by the Nominating and Corporate Governance Committee to take into consideration gender diversity when the Committee needs to recruit candidates for directorship. Therefore, gender diversity is now one of the four criteria that the Committee will consider in recruiting a candidate to act as a director of the Corporation.

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(b)   If an issuer has adopted a policy referred to in 11(a), disclose the following in respect of the policy:

(i) a short summary of its objectives and key provisions;

(ii)  the measures taken to insure that the policy has been effectively implemented;

(iii)  annual and cumulative progress by the issuer in achieving the objectives of the policy; and

(iv) whether and if so, how the board and its nominating committee measures the effectiveness of the policy.

As stated above, no written policy has been adopted by the Board of Directors of Theratechnologies.

12.

Disclose whether and, if so, how the Board or the nominating committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. If the issuer does not consider a level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, disclose the issuer reason for not doing so.

Both the Board of Directors and the nominating committee (represented by the Nominating and Corporate Governance Committee) consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election.

Whenever the issues of succession or addition of new board members are discussed, the members of the Board seek to obtain the candidacy of women who must fulfill the expertise sought by the Board.

The proposed nominees in this Circular, Dale MacCandlish-Weil and Dawn Svoronos, are examples of the Board’s commitment to take into consideration gender diversity when recruiting new Board members. If Ms. Weil and Ms. Svoronos are elected directors of the Corporation at the Meeting, the percentage of women acting as independent directors of the Corporation will be equal to 40% and women will represent 33% of all Board members.

13.

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

Theratechnologies is sensitive to the representation of women in executive officer positions. As an example, when Theratechnologies sought to hire a person who would manage the commercialization of EGRIFTA®, Ms. Lyne Fortin was hired. She acts as Senior Vice President and Chief Commercial Officer of Theratechnologies. Theratechnologies’ Vice President, Finance, is a woman, Ms. Marie-Noël Colussi.

The executive officers of Theratechnologies are comprised of two (2) women out of seven (7) members, representing 29% of its members.

However, as was previously mentioned for the members of the Board of Directors, the Board desires to have discretion in selecting candidates since it has determined that it would be inappropriate for Theratechnologies to require that a minimum percentage of candidates at the Board or executive levels be comprised of women.

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14.

(a)   Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

(b)   Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer had not adopted a target, disclose why it has not done so.

(c)   If the issuer had adopted a target referred to in either paragraph 14(a) or 14(b), disclose:

(i) the target; and

(ii)  the annual and cumulative progress of the issuer in achieving the target.

As previously mentioned, Theratechnologies has no target with respect to women acting as Board members. The Board wishes to retain its discretion in order to appoint successors or add additional members in order to be in a position to select the best available candidates while keeping in mind gender diversity.

As previously mentioned, Theratechnologies has no target with respect to women in executive officer positions. The Board wishes to retain its discretion in order to appoint successors or add additional members in order to be in a position to select the best available candidates. However, the Board is sensitive to having women as executive officers.

N.A.

15.

(a)   Disclose the number and proportion (in percentage terms) of directors on issuer’s board who are women.

(b)   Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all measure subsidiaries of the issuer, who are women.

Ms. Dawn Svoronos is the Chair of the Board and Ms. Dale MacCandlish-Weil has been a director since May 2017. If Ms. Svoronos and Ms. MacCandlish-Weil are reelected at the Meeting, the representation of women on the Board will account for 40% of independent directors and 33% of all Board members.

The number of executive officers at Theratechnologies amounts to seven (7), two of whom are women, namely Ms. Lyne Fortin and Ms. Marie-Noël Colussi. Ms. Fortin acts as Senior Vice President and Chief Commercial Officer, whereas Ms. Colussi acts as Vice President, Finance. Therefore, the proportion of women holding executive positions at Theratechnologies amounts to 29%.

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ITEM V.	OTHER INFORMATION

1.	Audit Committee Information

General

The audit committee (the “Audit Committee”) is currently composed of three independent directors, namely, Mr. Paul Pommier, who acts as the Chair, Gérald A. Lacoste and Jean-Denis Talon. See “ITEM II – Nominees” for the biography of each of the Audit Committee members. All of the Audit Committee members are financially literate within the meaning of National Instrument 52-110 - Audit Committees. The Audit Committee members are scheduled to meet without executive officers being present on a regular basis.

During the fiscal year ended November 30, 2017, the Audit Committee met a total of four (4) times. Each member attended all meetings.

Role and Responsibilities

The Audit Committee is responsible for assisting the Board to oversee the followings:

-	the integrity of the Corporation’s financial statements and information related thereto;
-	the Corporation’s internal control system;
-	the appointment and performance assessment of the external auditors; and
-	the Corporation’s risk management matters.

On February 25, 2015, upon recommendation from the Audit Committee, the Board revised and amended some of the terms of the Charter of the Audit Committee. A copy of the revised Charter of the Audit Committee describing the role and responsibilities of the Audit Committee is attached as Appendix “E” to this Circular.

Pre-Approval Policies and Procedures

The Audit Committee is responsible for the oversight of the independent external auditors’ work. The Audit Committee pre-approves all audit and non-audit services provided by the external auditors. These services may include audit services, audit-related services, tax services and other services. The Audit Committee appoints the auditors and oversees and fixes the compensation for all such services. The external auditors and the Corporation’s management report to the Audit Committee regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for services performed. The Audit Committee approved 100% of the fees listed in the table below under “Auditors’ Fees”.

Auditors’ Fees

The fees paid to the Auditors of the Corporation for the fiscal years ended November 30, 2017 and 2016 are shown in the table above under “Item II. – Subjects to Be Treated at the Meeting – Appointment of Auditors”.

2.	Shareholder Proposals

The deadline by which the Corporation must receive proposals from shareholders under the Act for presentation at the next annual meeting of shareholders is January 11, 2019.

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3.	Additional Documentation

The Corporation is a reporting issuer in all Canadian provinces and is required to file its financial statements, annual information form (the “AIF”) and Circular with each Canadian Securities Commission.

The financial information of the Corporation is provided in the Corporation’s comparative financial statements and Management’s Discussion & Analysis for its fiscal year ended November 30, 2017. Copies of the Corporation’s financial statements, management proxy circular and AIF may be obtained on request to the Corporate Secretary of the Corporation at the following address: 2015 Peel Street, 5th Floor, Montreal, Québec, Canada, H3A 1T8 or by consulting the SEDAR Website at www.sedar.com. The Corporation may require the payment of a reasonable fee if the request is made by someone other than a security holder of the Corporation, unless the Corporation is in the course of a distribution of its securities pursuant to a short-form prospectus, in which case these documents will be provided free of charge.

4.	Approval by the Board of Directors

The content and the sending of this Circular have been approved by the Board of the Corporation.

Montreal, Québec, Canada, April 11, 2018.

(signed) Jocelyn Lafond

Jocelyn Lafond
Corporate Secretary

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APPENDIX A

MANDATE OF THE BOARD OF DIRECTORS

I.	Role

The Corporation’s Board of Directors (the “Board”) is ultimately responsible for the stewardship of the Corporation and executes its mandate directly or after considering recommendations from its related committees and Management.

Management is responsible for the Corporation’s day-to-day activities and is charged with realizing strategic activities approved by the Board within the scope of its authorized business activities, capitalization plan and Corporation directives. Management must report regularly to the Board on matters relating to short-term results and long-term development activities.

II.	Obligations and Responsibilities

The Board carries out the functions, performs duties and assumes the responsibilities entrusted by the laws and regulations. The Board may delegate some of its responsibilities to Board committees and Management within the scope of the Corporation’s General By-laws, the laws and the regulations. Therefore, day-to-day management of the Corporation’s activities is entrusted to Senior Management, which reports directly to the Board. One of the key functions of the Board is to appoint the senior management team.

The functions and duties of Board members include, without limitation, the following functions and duties:

A.	Appointment, assessment, succession planning of Senior Management

1.	Select and appoint the President and Chief Executive Officer of the Corporation.

2.	Oversee the appointment of other members of Senior Management.

3.	Ensure that the Corporation has a succession plan for the President and Chief Executive Officer.

4.	Monitor the performance of the President and Chief Executive Officer and others Executive Officers, with respect to pre-established objectives.

B.	Compensation of Directors

1.	Establish the compensation of Directors.

C.	Strategic Direction and Planning

1.	Adopt the Corporation’s strategic planning process.

2.	Approve the Corporation’s strategic plan and review Senior Management’s

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performance in implementing the plan.

3.	Review the strategic plan annually, taking into account opportunities and risks, and monitoring the Corporation’s performance against the plan.

4.	Review and approve the Corporation’s annual plans towards financing the strategic plan.

5.	Review and approve the Corporation’s annual operating budget.

6.	Identify key business risks facing the Corporation and the implementation of appropriate systems to manage these risks.

7.	Discuss with Management how the strategic environment is changing and the key strategic issues.

D.	Corporate Behaviour and Governance

1.	Develop an approach to corporate governance, including the determination of principles and guidelines for the Corporation.

2.

Obtain reasonable assurance of the integrity of the President and Chief Executive Officer and other senior members of Management, and that they uphold principles of integrity within the ranks of the Corporation.

3.	Oversee the implementation of a Corporation disclosure policies and procedures.

4.	Monitor the integrity of the Corporation’s internal controls and disclosure systems.

5.	Be available to receive feedback from stakeholders, which must be provided in writing, at the Corporation’s head office, bearing the mention “Confidential”.

E.	Personal Behaviours

1.	Keep up-to-date with the regular programs and employees of the Corporation.

2.	Upon request, join a committee and actively participate at its meetings.

3.	Be accessible, at least by telephone, to personnel and other Corporation Directors, as required.

4.	Keep confidential information discussed during meetings.

5.	Attend regular and special Board meetings.

6.	Get to know other members of the Board and promote collegial decision-making.

III.	External Advisors

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In discharging its duties and responsibilities, the Board is empowered to retain external legal counsel or other external advisors, as appropriate. The Corporation shall provide the necessary funds to secure the services of such advisors.

IV.	Composition of the Board

The Board consists of such number of Directors as the Board may determine from time to time by resolution. The Board must assure itself that it is composed of Directors that are sufficiently familiar with the business of the Corporation, and the risks it faces, to ensure active and effective participation in the deliberations of the Board. Directors should have diverse backgrounds and personal characteristics and traits as well as competencies and expertise that add value to the Corporation. Finally, a majority of the Directors must be independent for the purposes of National Policy 58-201 Corporate Governance Guidelines.

V.	Board Meeting Procedures

The Board follows the procedure established in the Corporation’s General By-Laws.

VI.	Records

The Corporation’s Secretary keeps the records required by law and any other relevant document.

VII.	Effective Date

This written mandate was adopted by the Directors at its February 8, 2006 Board meeting.

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APPENDIX B

DIRECTOR ORIENTATION AND CONTINUING EDUCATION POLICY

The Board must first ensure that every new nominee as Director possesses the necessary skill, expertise, availability and knowledge to properly fulfil its mandate. Once a Director is effectively elected, the Chairman of the Board, the President and Chief Executive Officer and Secretary provide him with the specific information required for a well-informed contribution.

I.	Purpose

The purpose of this Director Orientation and Continuing Education Policy (the “Policy”) is to set forth the Corporation’s process of orientation for newly appointed Corporation Directors to familiarize them with the role of the Corporation’s Board of Directors, its committees, its directors, and the nature and operation of the Corporation’s business activities. The Policy also indicates the elements of continuing education of the Board of Directors to ensure the Corporation Directors maintain the skill and knowledge necessary to fulfill their obligations as directors.

II.	Orientation of New Directors

Newly appointed Directors first meet with the Chairman of the Board to discuss the functioning of the Board of Directors. Then, they meet with the President and Chief Executive Officer to discuss the nature and operation of the Corporation’s business activities. As required, meetings may be set up with other Senior Managers to further clarify some of the Corporation’s business activities. Finally, the Secretary provides new directors with the following documents:

A.

Copies of Board meeting minutes and written resolutions since the beginning of the fiscal year (which may include those of the preceding fiscal year, depending of the date of appointment), including a copy of the minutes of the last annual meeting;

B.	A schedule of Board Meetings for the year;

C.	The disclosure policies et procedures and the “Undertaking” form (for signature);

D.

The policy on insider trading in force at Theratechnologies (with mention to register as an insider with the Canadian securities agency through SEDI.ca and to prepare an initial insider report within ten (10) days following appointment);

E.	Theratechnologies’ Share Option Plan;

F.	The latest annual report and accompanying information on Theratechnologies (fact sheet, latest press releases, latest annual information form and corporate presentation);

G.	The Director Disclosure Form (to complete and return within afforded time);

H.	The General By-Laws, the Board’s written mandate, the Audit Committee Charter, Compensation Committee Charter, Nominating and Corporate Governance Charter; and

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I.	The Directors and Senior Management coverage and compensation.

III.	Continuing Education

The following actions are taken to ensure the continuing education of Directors:

A.	Management provides Directors, from time to time, with pertinent articles and books relating to the Corporation’s business, its competitors, corporate governance and regulatory issues;

B.	Key Corporation executives make regular presentations to the Board on business activities;

C.

Certain consultants present to the Board on matters relevant to their role and duties. Consultants such as insurance brokers presenting on risks faced by the Corporation or consultants presenting a long-term strategy for the Corporation;

D.	The Secretary offers Directors continuing education in the form of presentations on new legal and regulatory requirements that impact the Board.

IV.	Review

This Policy is reviewed and modified when the Board of Directors considers it necessary and desirable.

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APPENDIX C

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

I.	Mandate

The Nominating and Corporate Governance Committee (the “Committee”) is responsible for assisting the Company’s Board of Directors (the “Board”) in overseeing the following:

A.	Recruit candidates for the Board;

B.	Review the size of the Board;

C.	Composition of the Board;

D.	Function of the Board;

E.	Orientation and education of Board members; and

F.	Governance.

II.	Obligations and Duties

The Committee carries out the duties usually entrusted to a Nominating and Corporate Governance Committee and any other duty assigned from time to time by the Board. Specifically, the Committee is charged with the following obligations and duties:

A.	Recruit Candidates for the Board

1.	Identify potential candidates as members of the Company’s Board of Directors. In so doing, the Committee will consider:

a.	independence of candidates under the terms of National Policy 58-201 on corporate governance;

b.	gender diversity;

c.

the competencies, skills and personal characteristics sought in candidates. The Committee will determine what it considers necessary by assessing competencies, skills and personal characteristics of the candidates in relation to: (1) those generally required by the Board; (2) those already present in other Board members; and (3) those which are a welcome addition; and

d.	the availability of candidates.

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2.

All Board members may submit to the Committee potential candidates for membership, and the Committee shall review such candidates in light of above described competencies and skills desirable for the Board.

3.	The Committee shall proceed as follows for the recruitment of candidates:

a.

when determined by the Committee and the Board of Directors that Board vacancies must be filled or new members are desirable, the Chairman of the Board of Directors shall make contact with candidates that have been identified by the Committee per the above described criteria;

b.	upon a positive evaluation by the Chairman of the Board of Directors and positive reaction from the candidate, at least two (2) members of the Board shall meet with the candidate; and

c.

upon a positive evaluation by the two (2) Board members and the continuing interest of the candidate, the Committee shall make a recommendation to the Board of Directors, providing all pertinent background information for analysis and discussion by the Directors.

B.	Board Size

The Board must be composed of 3 to 20 directors, as per the Company’s Articles of Incorporation and the Law. As provided under the terms of the Company General By-Laws, the Board shall exercise its power to establish by resolution the exact number of directors. In this regard, the duties of the Committee are as follows:

1.	Examine the size of the Board annually in view of assessing its effectiveness.

2.	Consider modifications to the number of constituting members and issue its recommendations to the Board.

C.	Composition of the Board

1.

Ensure that the Board is composed of Directors that are sufficiently familiar with the business of the Company, and the risks it faces, to ensure active and effective participation in the deliberations of the Board.

2.	Ensure that Directors have diverse backgrounds and personal characteristics and traits as well as competencies and expertise that add value to the Company.

3.	Ensure that a majority of the directors are independent directors for the purposes of National Policy 58-201 Corporate Governance Guidelines.

D.	Board Functioning

1.	Examine the Board’s functions and issue recommendations as to its obligations and role. Among others, the Committee must regularly review the Board’s written mandate.

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2.	Determine and review, as needed, the roles and mandates of Board committees and issue recommendations.

E.	Orientation and Continuing Education of Board Members

Develop an orientation and continuing education policy for Directors.

F.	Governance

1.	Follow corporate governance developments and, as required, advise the Board of appropriate actions.

2.	Examine appropriate actions to promote ethical business conduct, issue relevant recommendations to the Board and oversee their implementation.

3.	Examine conflict of interest issues that may be brought to the attention of the Board and offer solutions.

III.	External Advisors

In discharging its duties and responsibilities, the Committee is empowered to retain external legal counsel or other external advisors, as appropriate. The Company shall provide the necessary funds to secure the services of such advisors.

IV.	Composition of the Committee

The Committee is composed of any number of Directors, but no less than three, as may be determined by the Board from time to time by resolution. Each member of the Committee shall be independent from the Company, as determined by the Board in accordance with applicable laws, rules and regulations.

V.	Term of the Mandate

Committee members are appointed by Board resolution to carry out their mandate extending from the date of the appointment to the next Annual General Meeting of Shareholders, or until successors are so appointed.

VI.	Vacancy

The Board may fill vacancies at any time by resolution. Subject to the constitution of the quorum, the Committee’s members can continue to act even if there is one or many vacancies on the Committee.

VII.	Chairman

The Board appoints the Committee Chairman who will call and chair the meetings. The Chairman reports to the Board the deliberations of the Committee and its recommendations.

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VIII.	Secretary

Unless decided otherwise by resolution of the Board, the Secretary of the Company shall act as Committee Secretary. The Secretary must attend Committee meetings and prepare the minutes. He/she must provide notification of meetings as directed by the Committee Chairman. The Secretary is the guardian of the Committee’s records, books and archives.

IX.	Meeting Proceedings

The Committee establishes its own procedures as to how meetings are called and conducted. Unless it is otherwise decided, the Committee shall meet privately and independently from Management at each regularly scheduled meeting. In the absence of the regularly appointed Chairman, the meeting shall be chaired by another Committee member selected among attending participants and appointed accordingly. In the absence of the regularly appointed Secretary, Committee members shall designate someone else to carry out this duty.

X.	Quorum and Vote

Unless the Board otherwise specifies by resolution, two Committee members shall constitute an appropriate quorum for deliberation of items on the agenda. During meetings, decisions are reached by a majority of votes from Committee members, unless the quorum is of two members, in which case decisions are made by consensus of opinion.

XI.	Records

The Committee keeps records that are deemed necessary of its deliberations and reports regularly to the Board on its activities and recommendations.

XII.	Effective Date

This charter was adopted by the Directors during the February 8, 2006 Board meeting and amended during the February 7, 2017 Board meeting.

.

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APPENDIX D

COMPENSATION COMMITTEE CHARTER

I.	Mandate

The Compensation Committee (the “Committee”) is responsible for assisting the Corporation’s Board of Directors (the “Board”) in overseeing the following:

A.	compensation of Senior Management;

B.	assessment of Senior Management;

C.	compensation of Directors;

D.	stock option grants;

E.	overall increase in total compensation.

II.	Obligations and Duties

The Committee carries out the duties usually entrusted to a compensation committee and any other duty assigned from time to time by the Board. Specifically, the Committee is charged with the following obligations and duties:

A.	Compensation of Senior Management

1.

Develop a compensation policy for the Corporation’s Senior Management, notably the Senior Management compensation structure, annual salary adjustments as well as the creation and administration of short and long term incentive plans, stock options, indirect advantages and benefits proposed by the President and Chief Executive Officer.

2.	Review and establish all forms of compensation to Senior Management.

3.	Oversee, as required, employment contracts and terminations of Senior Management, notably severance pay.

4.	Oversee the Corporation’s annual report on Senior Management compensation part of the Corporation’s continuous disclosure requirements under applicable laws and regulations.

B.	Assessment of Senior Management

1.	Develop a written position description for the President and Chief Executive Officer.

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2.	Establish general objectives annually for the President and Chief Executive Officer of the Corporation and for other members of senior management.

3.	Examine and review annually the President and Chief Executive Officer’s performance against specific performance criteria pre-established by the Committee.

4.	Examine, in collaboration with the President and Chief Executive Officer, the annual performance assessment of other senior managers.

C.	Compensation of Directors

1.	Recommend to the Board approval of the Director’s Compensation Policy.

2.	Examine the compensation of Directors in relation to the risks and duties of their position.

D.	Stock Option Grants

1.	Oversee, review as needed and recommend Board approval of the Corporation Share Option Plan.

2.	The Committee may delegate, at its discretion, the plan’s administration to members of the Corporation’s Management and employees.

3.	Examine, oversee and recommend Board approval of stock option grants, specifically:

a.	the people to whom options are granted;

b.	the number of options granted;

c.	the exercise price of the options;

d.	the exercise period of the options; and

e.	all other conditions relating to options granted.

4.	Overall Increase in Total Compensation

Approve annually the Corporation’s increase in overall compensation.

III.	External Advisors

In discharging its duties and responsibilities, the Committee is empowered to retain external legal counsel or other external advisors, as appropriate. The Corporation shall provide the necessary funds to secure the services of such advisors.

IV.	Composition of the Committee

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The Committee is composed of any number of Directors, but no less than three, as may be determined by the Board from time to time by resolution. Each member of the Committee shall be independent from the Corporation, as determined by the Board, in accordance with applicable laws, rules and regulations.

V.	Term of the Mandate

Committee members are appointed by Board resolution to carry out their mandate extending from the date of the appointment to the next annual general meeting of shareholders, or until successors are so appointed.

VI.	Vacancy

The Board may fill vacancies at any time by resolution. Subject to the constitution of the quorum, the Committee’s members can continue to act even if there is one or many vacancies on the Committee.

VII.	Chairman

The Board appoints the Committee Chairman who will call and chair the meetings.

VIII.	Secretary

Unless decided otherwise by resolution of the Board, the Secretary of the Corporation shall act as Committee Secretary. The Secretary must attend Committee meetings and prepare the minutes. He/she must provide notification of meetings as directed by the Committee Chairman. The Secretary is the guardian of the Committee’s records, books and archives.

IX.	Meeting Proceedings

The Committee establishes its own procedures as to how meetings are called and conducted. Unless it is otherwise decided, the Committee shall meet privately and independently from Management at each regularly scheduled meeting. In the absence of the regularly appointed Chairman, the meeting shall be chaired by another Committee member selected among attending participants and appointed accordingly. In the absence of the regularly appointed Secretary, Committee members shall designate someone to carry out this duty.

X.	Quorum and Vote

Unless the Board otherwise specifies by resolution, two Committee members shall constitute an appropriate quorum for deliberation of items on the agenda. During meetings, decisions are reached by a majority of votes from Committee members, unless the quorum is of two members, in which case decisions are made by consensus of opinion.

XI.	Records

The Committee keeps records that are deemed necessary for its deliberations and reports to the Board on its activities and recommendations on a regular basis.

XII.	Effective Date

This charter was adopted by the Directors at its May 3, 2004 Board meeting. It was amended by the Directors during the February 8, 2006 Board meeting.

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APPENDIX E

AUDIT COMMITTEE CHARTER

I.            Mandate

The Audit Committee (the “Committee”) is responsible for assisting the Company’s Board of Directors (the “Board”) in overseeing the following:

F.	the integrity of the Company’s financial statements and related information;

G.	the internal control systems of the Company;

H.	the appointment and performance of the external auditor; and

I.	the supervision of the Company’s Risk Management.

II.            Obligations and Duties

The Committee carries out the duties usually entrusted to an audit committee and any other duty assigned from time to time by the Board. Management has the responsibility to ensure the integrity of the financial information and the effectiveness of the Company’s internal controls. The external auditor has the responsibility to verify the fair presentation of the Company’s financial statements; at the same time evaluating the internal control process to determine the nature, extent and timing of the auditing procedures used for the financial statement audit. The Committee has the responsibility to supervise the participants involved in the preparation process of the financial information and to report on this to the Board.

Specifically, the Committee is charged with the following obligations and duties:

A.	Integrity of the Company’s Financial Statements and Related Information
1.

Review annual and quarterly consolidated financial statements and all financial information legally required to be disclosed by the Company, i.e. financial information contained in the “Management Discussion and Analysis” report, the Annual Information Form and the press releases, as the case may be, discuss such with management and the external auditor, as applicable, and suggest recommendations to the Board, as the case may be.

2.

Approve the interim Financial Statements, the interim “Management Discussion and Analysis” reports and all supplements to these “Management Discussion and Analysis” reports which have to be filed with regulatory authorities.

3.	On a periodic basis, review and discuss with management and the external auditor, as applicable, the following:

a.

major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to

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the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies;

b.	the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company; and

c.

the type and presentation of information to be included in press releases dealing with financial results (paying particular attention to any use of pro-forma information or information adjusted by means of non-generally accepted accounting principles).

4.	Review and discuss reports from the external auditor on:

a.	all critical accounting policies and practices used by the Company;

b.

all material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternate treatments and disclosures and the treatment preferred by the external auditor;

c.	the external auditors’ report to the Committee on the planning of external auditing; and

d.	the external auditors’ report to the Committee on the auditing results.

B.            Supervision of the Company’s Internal Control Systems

1.	Review and discuss with management and, when appropriate, provide recommendations to the Board on the following:

a.	actual financial data compared with budgeted data;

b.	the Company’s internal control system;

c.	the relationship of the Committee with the management and audit committees of the Company’s consolidated subsidiaries. With respect to the subsidiaries, the Committee must:

•	obtain precisions as to the mandate of the audit committees;

•	enquire about internal controls and study related risks;

•	obtain copy of the minutes of the audit committees’ meetings; and

•	ensure that the critical accounting policies and practices are identical to the Company’s.
2.	Study the feasibility of implementing an internal auditing system and when implemented, establish its responsibilities and supervise its work.
3.	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or

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auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

C. Appointment	and Performance Supervision of the External Auditor
1.	Provide recommendations to the Board on the selection of the external auditor to be appointed by the shareholders.
2.

Approve in advance and recommend to the Board the external auditor’s remuneration and more specifically fees and terms of all audit, review or certification services to be provided by the external auditor to the Company and any consolidated subsidiary.

3.

Supervise the performance of the external auditor in charge of preparing or issuing an audit report or performing other audit services or certification services for the Company or any consolidated subsidiary of the Company, where required, and review all related questions as to the terms of its mission and the revision of its mission.

4.

Pre-approve all engagements for permitted non-audit services provided by the external auditor to the Company and any consolidated subsidiary, and to this effect and at its convenience, establish policies and procedures for the engagement of the external auditor to provide to the Company and any consolidated subsidiary permitted non-audit services, which shall include approval in advance by the Committee of all audit/review services and permitted non-audit services to be provided to the Company and any consolidated subsidiary by the external auditor.

5.	At least annually, consider, assess and report to the Board on:

a.	the independence of the external auditor, including whether the external auditor’s performance of permitted non-audit services is compatible with the external auditor’s independence;

b.

the obtaining from the external auditor of a written or verbal statement i) describing all relationships between the external auditor and the Company that may reasonably be thought to bear on their independence; ii) assuring that lead audit partner rotation is carried out, as required by law; and iii) describing any other relationship that may reasonably be thought to affect the independence of the external auditor; and

c.	the evaluation of the lead audit partner, taking into account the opinions of management and the internal auditor.
6.	At least annually, obtain and review a report by the external auditor describing:

a.	the external auditor’s internal quality-control procedures; and

b.

any material issues raised by the most recent internal quality-control review (or peer review) of the external auditor’s firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, with respect to one or more independent audits carried out by the external auditor’s firm, and any steps taken to deal with any such issues.

7.	Resolve any disagreement between management and the external auditor regarding financial reporting.
8.	Review the audit process with the external auditor.

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9.	Review and discuss with the Chief Executive Officer and Chief Financial Officer of the Company the process for the certifications to be provided in the Company’s public disclosure documents.
10.	Meet periodically with the external auditor in the absence of management.
11.	Establish procedures with respect to hiring the external auditor’s employees and former employees.

D. Supervision	of the Company’s Risk Management

Review, report and, where appropriate, provide recommendations to the Board on the following:

1.	the Company’s processes for identifying, assessing and managing risk;

2.	the Company’s major financial risk exposures and the steps the Company has taken to monitor and control such exposures;

3.	the Company’s insurance portfolio and the adequacy of the coverage; and

4.	the Company’s investment policy.

III.	External Advisors

    In discharging its duties and responsibilities, the Committee is empowered to retain external legal counsel or other external advisors, as appropriate. The Company shall provide the necessary funds to secure the services of such advisors.

IV.	Composition of the Committee

The Committee is composed of any number of Directors, but no less than three, as may be determined by the Board from time to time by resolution. Each member of the Committee shall be independent from the Company and is financially literate, as determined by the Board and in conformity with applicable laws, rules and regulations.

V.	Term of the Mandate

    Committee members are appointed by Board resolution to carry out their mandate extending from the date of the appointment to the next annual general meeting of the shareholders or until their successors are so appointed.

VI.	Vacancy

The Board may fill vacancies at any time by resolution. Subject to the constitution of the quorum, the Committee’s members can continue to act even if there is one or many vacancies on the Committee.

VII.	Chairman

The Board appoints the Committee Chairman who will call and chair the meetings. The Chairman reports to the Board the deliberations of the Committee and its recommendations.

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VIII.	Secretary

Unless otherwise determined by resolution of the Board, the Secretary of the Company shall act as Committee Secretary. The Secretary must attend Committee meetings and prepare the minutes. He/she must provide notification of meetings as directed by the Committee Chairman. The Secretary is the guardian of the Committee’s records, books and archives.

IX.	Meeting Proceedings

The Committee establishes its own procedures as to how meetings are called and conducted. Unless it is otherwise decided, the Committee shall meet privately and independently from Management at each regularly scheduled meeting. In the absence of the regularly appointed Chairman, the meeting shall be chaired by another Committee member selected among attending participants and appointed accordingly. In the absence of the regularly appointed Secretary, Committee members shall designate someone to carry out this duty.

The Committee shall meet at least four times a year with management and the external auditor, and at least once a year, separately in executive session in the absence of management and the external auditor. At least once a year, the Committee invites the Chief Financial Officer of each subsidiary to present the financial information and internal control systems related to such subsidiary.

X.	Quorum and Voting

Unless the Board otherwise specifies by resolution, two Committee members shall constitute an appropriate quorum for deliberation of items on the agenda. During meetings, decisions are reached by a majority of votes from Committee members, unless the quorum is of two members, in which case decisions are made by consensus of opinion.

XI.	Records

The Committee keeps records that are deemed necessary of its deliberations and reports regularly to the Board on its activities and recommendations.

XII.	Effective Date

This charter was adopted by the Directors at its May 3, 2004 Board meeting. It was amended by the Directors during the April 13, 2005, February 8, 2006 and February 25, 2015 Board meetings.

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